As filed with the Securities and Exchange Commission on January 12, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	72-1280718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Congress Drive

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including zip code, and telephone number,

including area code, of registrants’ principal executive offices)

Daryl G. Byrd President and Chief Executive Officer IBERIABANK Corporation 200 West Congress Drive Lafayette, Louisiana 70501 (337) 521-4003	Copy to: Edward B. Crosland, Jr., Esq. Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 2600 Virginia Avenue, Suite 1113 Washington, DC 20037-1992 (202) 944-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this registration statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $1.00 par value	576,923	$56.42	$32,549,995	$3,483

(1)	This registration statement shall cover any additional shares of registrant’s common stock which become issuable by reasonable of any stock dividend, stock split or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of registrant’s outstanding common stock.
(2)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share is based on the average of the high and low prices reported on the Nasdaq Global Market for shares of registrant’s common stock on January 10, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 12, 2007

PRELIMINARY PROSPECTUS

576,923 Shares

[IBERIABANK CORPORATION LOGO]

IBERIABANK CORPORATION

Common Stock

This prospectus relates to the registration of 576,923 shares of our common stock. The shares are being registered, pursuant to the requirements of a stock purchase agreement dated as of November 10, 2006 among the company and the holders of the shares, to permit the stockholders to sell the shares from time to time in the public market.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares hereunder.

The shares of common stock covered by this prospectus may be offered or sold from time to time directly to purchasers or through agents, underwriters, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See “Plan of Distribution.”

Our common stock is listed on the Nasdaq Global Market under the trading symbol “IBKC.” On January __, 2007, the last reported sale price of our common stock was $             per share.

Investing in our common stock involves risks which are more fully described in the “Risk Factors” section beginning on page __.

The securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain or incorporate by reference information that includes or is based upon forward-looking statements. These statements may relate to our growth strategy and our future financial performance, including our operations, economic performance, financial condition and prospects, and other future events. We generally identify forward-looking statements by using such words as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “see,” or variations of such words or other similar expressions and the negatives of such words. These forward-looking statements are only predictions and are based on our current expectations.

In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements, including the risks described in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and any risk factors set forth in our other filings with the Securities and Exchange Commission, or SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity or performance. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements on our current expectations and projections about future events and financial, political and social trends and assumptions we made based on information currently available to us. These statements may be affected by inaccurate assumptions we might have made or by known or unknown risks and uncertainties, including the risks and uncertainties described in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. In light of these assumptions, risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Forward-looking statements contained herein speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update publicly or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks described in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. See “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, the selling stockholders may, from time to time, sell common stock in one or more offerings. You should read this prospectus together with additional information described in “Where You Can Find More Information” and “Incorporation by Reference” elsewhere in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information in this prospectus is accurate after the date of this prospectus. Our business, financial condition and results of operations and prospects may have changed since that date.

OUR COMPANY

IBERIABANK Corporation

IBERIABANK

IBERIABANK Corporation, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation. As of September 30, 2006, we had consolidated assets of $3.1 billion, total deposits of $2.4 billion and stockholders’ equity of $280.3 million.

Our principal executive office is located at 200 West Congress Drive, Lafayette, Louisiana, and our telephone number at that office is (337) 521-4003. Our website is located at www.iberiabank.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

THE OFFERING

Shares of common stock that may be offered by selling stockholders	576,923

Shares of common stock outstanding(1)	10,286,431

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Selling Stockholders	See “Selling Stockholders” for information concerning the stockholders who may sell shares of common stock pursuant to this prospectus.

Plan of distribution	See “Plan of Distribution.”

Nasdaq Global Market symbol	IBKC

(1)	Number of shares of common stock outstanding as of December 31, 2006.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the following risk factors before you decide to buy our common stock. The risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause earnings to be lower, or hurt our financial condition. You should also consider the other information in this prospectus, as well as in the documents incorporated by reference into this prospectus.

Our recent growth and financial performance will be negatively impacted if we are unable to execute our growth strategy.

Our stated growth strategy is to grow through organic growth and supplement that growth with select acquisitions. Over the last few years we have continued to fill out our Louisiana franchise by adding de novo branches in attractive markets where we believe we have a competitive advantage and will continue to do so. Most recently, in the wake of Hurricanes Rita and Katrina, we have implemented a branch expansion initiative whereby we have opened seven low-cost modular banking offices in various southern Louisiana communities. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurances that we will be successful in continuing our organic, or internal, growth strategy, however, since it depends upon economic conditions, our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund growth at reasonable cost, sufficient capital, competitive factors, banking laws, and other factors described in this prospectus.

Supplementing our internal growth through acquisitions is an important part of our strategic focus. Since 1995, approximately half of our asset growth has been through acquisitions, or external growth. Our acquisition efforts focus on select markets and targeted entities in Louisiana and most recently in selected markets we consider to be contiguous, or natural extensions, to our current markets including Arkansas where we currently have pending acquisitions of Pocahontas Bancorp and Pulaski Investment Corporation. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. We compete with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. Our issuance of additional securities will dilute your equity interest in us and may have a dilutive effect on our earnings per share. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

We cannot be certain as to our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease our earnings and the value of our common stock.

Acquisitions or mergers entail risks which could negatively affect our operations.

Acquisitions and mergers, particularly the integration of companies that have previously been operated separately, involves a number of risks, including, but not limited to:

•	the time and costs associated with identifying and evaluating potential acquisition or merger partners;

•	difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

•	exposure to asset quality problems of the acquired institution;

•	our ability to finance an acquisition and maintain adequate regulatory capital;

•	diversion of management’s attention from the management of daily operations;

•	risks and expenses of entering new geographic markets;

•	potential significant loss of depositors or loan customers from the acquired institution;

•	loss of key employees of the acquired institution; and

•	exposure to undisclosed or unknown liabilities of an acquired institution.

Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Also, we may issue equity securities, including common stock and securities convertible into common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. Prior to the completion of the pending acquisitions, we, Pulaski Investment Corporation and Pocahontas Bancorp operated as separate entities. Our failure to successfully integrate these and future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results.

As of September 30, 2006, our total loan portfolio was approximately $2.1 billion or 68.8% of our total assets. The major components of our loan portfolio include 51.7% of commercial loans, both real estate and business, 23.5% of mortgage loans comprised primarily of residential 1-4 family mortgage loans, and 24.8% consumer loans. Consumer loans are primarily comprised of $233.3 million of home equity and $227.3 million of indirect automobile loans. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market area. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In addition, due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, we performed an extensive review of the loan portfolios impacted by these storms. As a result of this analysis, we recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million for Hurricanes Katrina and Rita, respectively. In the second and third quarters of 2006 we reversed substantially all of the Hurricane Rita reserves and a portion of the Hurricane Katrina reserves. At September 30, 2006, the remaining reserves associated with Hurricane Katrina was approximately $9 million.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses could have an adverse effect on our operating results and financial condition.

Our loan portfolio is representative of a commercial bank. Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, the money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

Based on our interest rate risk model, as of September 30, 2006, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(1.8)%
+100	(0.9)
-100	1.9
-200	0.6

Management believes competitive deposit pricing pressures may make IBERIABANK Corporation slightly more liability sensitive than indicated by the model.

The impact of yield curve changes, as anticipated in the forward curve as of September 30, 2006, would approximate a 2.0% decrease in net interest income over the next 12 months. The computations of interest rate risk shown above do not necessarily include certain actions we may undertake to manage this risk in response to anticipated changes in interest rates. In addition, the results of our interest rate sensitivity simulation model depend upon a number of assumptions which may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

We rely heavily on our management and other key personnel, and the loss of key members may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. The unexpected loss of key senior managers, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

Competition may decrease our growth or profits.

We compete for loans, deposits, and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Changes in government regulations and legislation could limit our future performance and growth.

The banking industry is heavily regulated and we are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.

The geographic concentration of our markets makes our business highly susceptible to local economic conditions.

Unlike larger banking organizations that are more geographically diversified, IBERIABANK branch offices are currently concentrated in 15 parishes in Louisiana, and upon completion of our pending acquisitions, will also include 11 counties in Arkansas, one county in Tennessee and one county in Oklahoma. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. A deterioration in economic conditions in our market could result in one or more of the following:

•	an increase in loan delinquencies;

•	an increase in problem assets and foreclosures;

•	a decrease in the demand for our products and services; and

•	a decrease in the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Like other coastal areas, some of our markets in Louisiana are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. In August and September 2005, Hurricanes Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused substantial damage to residential and commercial properties in our market areas. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or tropical storms.

We cannot guarantee that we will pay dividends to stockholders in the future.

Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid to us from IBERIABANK, our bank subsidiary. In the future, our dividends may be derived from other bank subsidiaries which we may choose to operate separately from IBERIABANK. The ability of our subsidiary banks to pay dividends to us as well as our ability to pay dividends to our shareholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. We may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. For instance, we are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made. There can be no assurance of whether or when we may pay dividends in the future.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on Nasdaq Global Market. Over the past three months, the average daily trading volume of our common stock was approximately 26,000 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, stockholders often have brought securities class action litigation against a company following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future, which could result in substantial costs and divert management’s attention and resources.

We may issue additional securities, which could dilute your ownership percentage.

In many situations, our board of directors has the authority, without any vote of our stockholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, to raise additional capital or finance acquisitions. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Any such issuance would dilute the ownership of current holders of our common stock.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the holders of the 576,923 shares of our common stock. When we refer to “selling stockholders” in this prospectus, we mean those persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in such shares of our common stock other than through a public sale.

These selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock covered by this prospectus. The selling stockholders, however, make no representations that the shares covered by this prospectus will be offered for sale.

The table below presents information regarding the selling stockholders and the shares that each such selling stockholder may offer and sell from time to time under this prospectus. The beneficial ownership of our common stock set forth in the table is determined in accordance with the rules of the SEC. The number of shares in the column “Number of Shares of Common Stock Covered by This Prospectus” represents all of the shares that a selling stockholder may offer under this prospectus. The column “Shares of Common Stock Beneficially Owned After Offering” assumes that the selling stockholder will have sold all of such shares under this prospectus. However, because the selling stockholders may offer, from time to time, some or none of such shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of the sales. The percentage in the column “Percent of Class Owned After Offering” reflects the ownership percentage that the selling stockholder would hold if the selling stockholder, but no other selling stockholder, sold all its shares covered by this prospectus. Unless otherwise indicated in the footnotes below, the persons named in the table have sole voting and investment power as to all shares beneficially owned. Unless otherwise indicated below, the persons named in the table do not hold and have not held, within the past three years, any position, office or other material relationship with the company or any of its predecessors or affiliates.

Name	Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Covered by This Prospectus (2)	Shares of Common Stock Beneficially Owned After Offering	Percent of Class Owned After Offering
SuNOVA Partners, L.P.	34,100	34,100	0	—
SuNOVA Long Term Opportunity Fund, L.P.	5,400	5,400	0	—
SuNOVA Offshore, Ltd.	68,500	68,500	0	—
Malta Partners, L.P. (3)	3,240	3,240	0	—
Malta Hedge Fund, L.P. (3)	3,038	3,038	0	—
Malta Hedge Fund II, L.P. (3)	17,077	17,077	0	—
Malta Offshore, Ltd. (3)	10,395	10,395	0	—
Malta MLC Fund, L.P. (3)	14,175	14,175	0	—
Malta MLC Offshore, Ltd. (3)	19,575	19,575	0	—
SOAM Capital Partners, L.P. (4)	17,500	17,500	0	—
Capital Ventures International (5)	58,000	58,000	0	—
Stieven Financial Investors, L.P.	42,240	42,240	0	—
Stieven Financial Offshore Investors, Ltd.	5,760	5,760	0	—
Kotts Capital Holdings, Limited Partnership	100,833	48,000	52,833	*
Love Savings Holding Company	9,923	9,923	0	—
Trustees of the Building Trades United Pension Trust Fund, Milwaukee and Vicinity (nominee: Hare & Co) (6)	2,400	2,400	0	—
CIBC U.S. Small Companies Fund (nominee: BOST & CO) (6)	4,600	4,600	0	—

Name	Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Covered by This Prospectus (2)	Shares of Common Stock Beneficially Owned After Offering	Percent of Class Owned After Offering
Treasurer of the State of North Carolina (nominee: COTUITLINE & CO) (6)	17,500	17,500	0	—
United of Omaha Small Company Fund (nominee: LINK & CO) (6)	5,600	5,600	0	—
Textron Inc. Master Trust (nominee: TIDE BEACH & CO) (6)	7,600	7,600	0	—
American Bar Association Members/State Street Collective Trust, Small-Cap Equity Fund (nominee: PIRATEHOOK & CO) (6)	6,200	6,200	0	—
McKesson HBOC, Inc. Profit-Sharing Investment Plan (nominee: FLAPPER & CO) (6)	1,500	1,500	0	—
WTC-CIF Small Cap 2000 Portfolio (nominee: FINWELL & CO) (6)	14,200	14,200	0	—
WTC-CTF Small Cap 2000 Portfolio (nominee: GLASSWIND & CO) (6)	7,100	7,100	0	—
First Financial Fund, Inc. (nominee: Hare & Co) (6)	29,800	29,800	0	—
Plumbers & Pipefitters National Pension Fund (nominee: GERLACH & Co.) (6)	7,000	7,000	0	—
Pennsylvania Public School Employees’ Retirement Fund (nominee: PSERS & Co) (6)	3,400	3,400	0	—
Wolf Creek Investors (Bermuda) L.P. (6)	19,200	19,200	0	—
Wolf Creek Partners, L.P. (6)	17,000	17,000	0	—
Bay Pond Partners, L.P. (6)	58,000	58,000	0	—
Bay Pond Investors (Bermuda) L.P. (6)	18,900	18,900	0	—

*	Less than 1%

(1)	As of the date of this prospectus.

(2)	Each of the selling stockholders may offer under this prospectus up to the number of shares of common stock listed in the second column of this table. The decision by any of the selling stockholders to sell any of their respective shares of common stock will depend upon the market price of our common stock at that time and other factors deemed relevant by such selling stockholder. See “Plan of Distribution” for a description of the transactions in which the selling stockholders may offer or sell their common stock.

(3)	Sandler O’Neill Asset Management, LLC (“SOAM”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. SOAM, in such capacity, may be deemed to share beneficial ownership over the shares held in the funds it manages.

(4)	SOAM Ventures, LLC, in its capacity as the management company of SOAM Capital Partners, LP, may be deemed to share beneficial ownership over the shares held by SOAM Capital Partners, LP.

(5)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(6)	Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of the sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker–dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, estimated to be $            in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including certain liabilities under the Securities Act and the Exchange Act, in accordance with the stock purchase agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including certain liabilities under the Securities Act and the Exchange Act, that may arise from any written information furnished to us by the selling stockholders expressly for use in this prospectus, in accordance with the related stock purchase agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

PENDING ACQUISITIONS

On July 26, 2006, we executed a definitive agreement to acquire Pocahontas Bancorp, Inc., Jonesboro, Arkansas. Pocahontas Bancorp is the savings and loan holding company for First Community Bank, a federal savings association. The exchange ratio to be used for the acquisition consideration will be 0.2781 shares of our common stock for each share of Pocahontas Bancorp common stock. Assuming the exercise of all outstanding Pocahontas Bancorp stock options, the number of shares of our common stock to be issued to Pocahontas Bancorp stockholders would be approximately 1,343,932 shares. If no Pocahontas Bancorp stock options are exercised, approximately 1,290,861 shares of our common stock would be issued.

On August 9, 2006, we executed a definitive agreement to acquire Pulaski Investment Corporation, Little Rock, Arkansas. Pulaski Investment Corporation is the bank holding company for Pulaski Bank and Trust, an Arkansas banking corporation. We will issue shares of our common stock and pay cash in the amount of $65 million in exchange for the outstanding shares of capital stock of Pulaski Investment Corporation. Based on the terms of the merger agreement with Pulaski Investment Corporation, it is currently estimated that we will issue approximately 0.2274 shares (fixed portion) and 0.2256 shares (variable portion at December 31, 2006) of our common stock in exchange for each share of Pulaski Investment Corporation common stock, or approximately 1,105,028 shares of our common stock in the aggregate. Based on the closing price of our common stock at December 31, 2006, the transaction had an estimated total value of approximately $130.3 million.

Unaudited Pro Forma Condensed Combined Financial Information

The following tables show information about the financial condition and operations of IBERIABANK Corporation after giving effect to the acquisition of Pulaski Investment Corporation and Pocahontas Bancorp, and the $30 million private placement of IBERIABANK Corporation common stock, the $15 million trust preferred securities offering and the $20 million in long-term borrowings to fund the cash portion of the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma condensed combined financial information shows the impact of the acquisitions as well as the securities offerings and borrowings on the combined balance sheets and the combined statements of income under the purchase method of accounting with IBERIABANK Corporation treated as the acquirer. Under this method of accounting, the assets and liabilities of Pulaski Investment Corporation and Pocahontas Bancorp are recorded by us at their estimated fair values as of the date the respective acquisitions are completed. The preliminary unaudited pro forma condensed combined balance sheets as of September 30, 2006 assume the acquisitions were completed on that date. The private placement of IBERIABANK Corporation common stock, the trust preferred securities offering and the long-term borrowings are included in the pro forma adjustments column for the Pulaski Investment Corporation acquisition. The preliminary unaudited pro forma income statements for the nine months ended September 30, 2006 and for the year ended December 31, 2005 were prepared assuming the acquisitions were completed on the first day of each respective period.

It is anticipated that Pulaski Investment Corporation and Pocahontas Bancorp will provide IBERIABANK Corporation with financial benefits such as expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that such benefits will be fully achieved. These benefits have not been reflected in the preliminary unaudited pro forma financial information. As required, the preliminary unaudited pro forma condensed combined financial information includes adjustments, which give effect to events that are directly attributable to the transaction and factually supportable; as such, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed acquisition completion date are not included. The preliminary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented.

In addition, the allocation of the purchase price reflected in the preliminary pro forma condensed combined financial information is subject to adjustment. The preliminary purchase price allocation for the acquisitions will vary from the actual purchase price allocation that will be recorded upon the completion of the acquisitions based upon changes in the estimated fair value of the assets and liabilities acquired from Pulaski Investment Corporation and Pocahontas Bancorp. In addition, subsequent to the acquisition completion dates, there may be further refinements of the purchase price allocation as additional information becomes available.

The preliminary unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the historical consolidated financial statements and related notes, which are included elsewhere in this information statement-prospectus.

The acquisition of Pulaski Investment Corporation and the acquisition of Pocahontas Bancorp are not contingent on each other.

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition

As of September 30, 2006

(dollars in thousands)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$71,066	$22,623	$(4,640	)(10)	$89,049	$23,825	$(5,037	)(j)	$107,837
Securities available for sale, at fair value	576,634	54,741	(52,800	)(5)	578,575	93,561	—		672,136
Securities held to maturity	24,023	150	(3	)(5)	24,170	133,120	(2,933	)(e)	154,357
Mortgage loans held for sale	20,055	40,368	—		60,423	3,244	—		63,667
Loans, net	2,139,530	344,669	(2,383	)(2),(3),(4)	2,481,816	431,768	3,084	(b),(c),(d)	2,916,668
Premises and equipment, net	68,231	24,398	12,867	(1)	105,496	15,876	2,789	(a)	124,161
Goodwill	93,167	613	78,037	(13)	171,817	8,848	19,157	(m)	199,822
Other assets	119,558	15,851	12,643	(7)	148,052	28,212	8,020	(g),(l)	184,284

Total Assets	$3,112,264	$503,413	$43,721		$3,659,398	$738,454	$25,080		$4,422,932

Liabilities
Deposits	$2,405,837	$406,611	$(530	)(6)	$2,811,918	$557,788	$(1,504	)(f)	$3,368,202
Short-term borrowings	169,327	26,000	—		195,327	12,000	—		207,327
Long-term debt	234,265	23,439	(17,195	)(8),(12)	240,509	109,381	215	(h)	350,105
Other liabilities	22,576	5,905	8,067	(11)	36,548	6,329	3,745	(k)	46,622

Total Liabilities	2,832,005	461,955	(9,658)		3,284,302	685,498	2,456		3,972,256

Shareholders’ Equity
Common stock	11,802	610	1,054		13,466	76	1,215		14,757
Additional paid-in-capital	198,533	699	92,474		291,706	57,135	17,154		365,995
Retained earnings	168,169	40,569	(40,569)		168,169	24,784	(24,784)		168,169
Unearned compensation	(13,928)	—	—		(13,928)	(1,799)	1,799		(13,928)
Accumulated other comprehensive income	(6,335)	(420)	420		(6,335)	(2,837)	2,837		(6,335)
Treasury stock at cost	(77,982)	—	—		(77,982)	(24,403)	24,403		(77,982)

Total Shareholders’ Equity	280,259	41,458	53,379	(9)	375,096	52,956	22,624	(i)	450,676

Total Liabilities and Shareholders’ Equity	$3,112,264	$503,413	$43,721		$3,659,398	$738,454	$25,080		$4,422,932

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Nine Months ended September 30, 2006

(in thousands, except per share data)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$97,319	$21,765	$491	(2)	$119,575	$21,871	$(1,376	)(b)	$140,070
Investment securities	21,663	2,117	(2,126	)(5)	21,654	7,859	341	(e)	29,854
Other	2,044	442	—		2,486	—	—		2,486

Total interest and dividend income	121,026	24,324	(1,635)		143,715	29,730	(1,035)		172,410

Interest Expense
Deposits	41,218	7,543	530	(6)	49,291	13,276	735	(f),(g)	63,302
Borrowings	10,706	1,836	(61	)(8),(10),(12)	12,481	5,357	542	(h),(j)	18,380

Total interest expense	51,924	9,379	469		61,772	18,633	1,277		81,682

Net interest income	69,102	14,945	(2,104)		81,943	11,097	(2,312)		90,728
Provision for loan losses	(3,856)	299	—		(3,557)	845	—		(2,712)

Net interest income after provision for loan losses	72,958	14,646	(2,104)		85,500	10,252	(2,312)		93,440

Noninterest income	18,800	23,833	—		42,633	3,567	—		46,200
Noninterest expense	54,169	34,205	1,173	(1),(7)	89,547	12,787	892	(a),(g)	103,226

Income (loss) before income tax expense	37,589	4,274	(3,277)		38,586	1,032	(3,204)		36,414
Income tax expense (benefit)	10,809	1,710	(1,147	)(11)	11,372	(325)	(1,121	)(k)	9,926

Net Income (Loss)	$26,780	$2,564	$(2,130)		$27,214	$1,357	$(2,083)		$26,488

Earnings (loss) per share—basic	$2.87	$1.05			$2.48	$0.30			$2.16

Earnings (loss) per share—diluted	$2.70	$1.05			$2.35	$0.29			$2.06

Average shares outstanding	9,328	2,439	(775	)(14)	10,992	4,529	(3,238	)(n)	12,283
Average shares outstanding—diluted	9,919	2,439	(775	)(14)	11,583	4,598	(3,307	)(n)	12,874

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Year ended December 31, 2005, except as noted below (A)

(in thousands, except per share data)

	IBERIABANK Corporation	Pulaski Investment Corporation	Pro Forma Adjustments		Pro Forma Combined Sub Total	Pocahontas Bancorp (A)	Pro Forma Adjustments		Pro Forma Combined
Interest and Dividend Income
Loans, including fees	$109,201	$25,854	$655	(2)	$135,710	$23,805	$(1,835	)(b)	$157,680
Investment securities	24,192	1,243	(2,834	)(5)	22,601	11,827	454	(e)	34,882
Other	1,856	521	—		2,377	—	—		2,377

Total interest and dividend income	135,249	27,618	(2,179)		160,688	35,632	(1,381)		194,939

Interest Expense
Deposits	36,597	6,058	530	(6)	43,185	12,232	531	(f),(g)	55,948
Borrowings	13,854	1,762	(82	)(8),(10),(12)	15,534	6,710	759	(h),(j)	23,003

Total interest expense	50,451	7,820	448		58,719	18,942	1,290		78,951

Net interest income	84,798	19,798	(2,627)		101,969	16,690	(2,671)		115,988
Provision for loan losses	17,069	1,783	—		18,852	525	—		19,377

Net interest income after provision for loan losses	67,729	18,015	(2,627)		83,117	16,165	(2,671)		96,611

Noninterest income	26,141	39,166	—		65,307	5,676	—		70,983
Noninterest expense	64,438	46,985	1,564	(1),(7)	112,987	17,505	1,189	(a),(g)	131,681

Income (loss) before income tax expense	29,432	10,196	(4,191)		35,437	4,336	(3,860)		35,913
Income tax expense (benefit)	7,432	3,867	(1,467	)(11)	9,832	1,097	(1,351	)(k)	9,578

Net Income (Loss)	$22,000	$6,329	$(2,724)		$25,605	$3,239	$(2,509)		$26,335

Earnings (loss) per share—basic	$2.40	$2.59			$2.37	$0.72			$2.17

Earnings (loss) per share—diluted	$2.24	$2.59			$2.23	$0.71			$2.06

Average shares outstanding	9,155	2,444	(780	)(14)	10,819	4,492	(3,201	)(n)	12,110
Average shares outstanding—diluted	9,813	2,444	(780	)(14)	11,477	4,571	(3,280	)(n)	12,768

(A)	The Pocahontas Bancorp, Inc. historical numbers are for its fiscal year ended September 30, 2005.

Pulaski Investment Corporation

1)	Adjustment to fair value Pulaski Investment Corporation’s fixed assets. The adjustment reflected, which totals $12.9 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
2)	Adjustment to fair value Pulaski Investment Corporation’s loan portfolio. The adjustment reflected, which totals $1.3 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.5 million and $0.7 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
3)	Adjustment to the allowance for loan losses for certain loans for which IBERIABANK Corporation’s plans for ultimate recovery differ from those of Pulaski Investment Corporation. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $0.5 million, is based upon a partial review of the Pulaski Investment Corporation loan portfolio. As IBERIABANK Corporation obtains additional information on the Pulaski Investment Corporation loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.
4)	Adjustment to reflect the estimated discount on impaired loans of $0.7 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.

5)	Adjustment to recognize securities classified as held to maturity by Pulaski Investment Corporation at fair value. The adjustment, which totals $3.0 thousand, is based upon currently available fair value information. Adjustments to securities also include the sale of $52.8 million of available for sale securities subsequent to the acquisition of Pocahontas Bancorp. The preliminary pro forma combined income statement impact of the sale of securities is a decrease in interest income of $2.1 million and $2.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The proceeds from the securities sale will be used to pay down Pocahontas Bancorp long-term debt. The final adjustment may be significantly different.
6)	Adjustment to fair value Pulaski Investment Corporation’s interest-bearing deposits. The adjustment of $0.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $0.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
7)	Adjustment to recognize core deposit intangibles of $12.6 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.9 million and $1.3 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
8)	Adjustment to fair value Pulaski Investment Corporation’s borrowings. The adjustment of $0.6 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.2 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
9)	Adjustment to eliminate Pulaski Investment Corporation’s historical stockholders’ equity. In addition to the cash consideration, the acquisition will result in the issuance of approximately 1.7 million shares of IBERIABANK Corporation common stock of which 0.6 million will be issued in the private placement. The issuance of IBERIABANK Corporation common stock in the acquisition is recognized in the preliminary pro forma balance sheets at a value of $61.00 per share, which was the closing price of IBERIABANK Corporation common stock on September 30, 2006. The issuance of IBERIABANK Corporation common stock under the private placement is recognized in the preliminary pro forma balance sheets at a value of $52.00. Of the assumed purchase price of $131.0 million, $30.0 million will be raised from the private placement. The final adjustment may be significantly different.
10)	Adjustment to cash consists of cash consideration of $65.0 million paid to complete the acquisition, cash received of $30.0 million in the private placement, cash received from the $15.0 million in trust preferred borrowing, cash received from $20.0 million of long-term borrowings, acquisition related costs of $0.5 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition, an estimated $2.7 million in after tax costs related to change-in-control and other agreements that exist prior to the acquisition consummation date and $1.5 million for private placement underwriting fees. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.1 million and $0.2 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments.
11)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
12)	Adjustment to recognize the $15.0 million trust preferred borrowings and $20.0 million of long-term borrowings undertaken to complete the acquisition as well as the reduction of $52.8 million in long-term debt resulting in the above-mentioned Pocahontas Bancorp available for sale securities sale. The adjustments resulted in pre-tax decreases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.
13)	Adjustment to eliminate Pulaski Investment Corporation’s historical goodwill and recognize goodwill resulting from the acquisition of $79.0 million. See purchase price allocation table in Note 3 for more information.
14)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pulaski Investment Corporation acquisition, assuming the transaction occurred at the beginning of the periods presented.

Pocahontas Bancorp, Inc.

a)	Adjustment to fair value Pocahontas Bancorp’s fixed assets. The adjustment reflected, which totals $2.8 million, is based upon currently available fair value information. The adjustment will be depreciated over the estimated remaining life of the adjusted fixed assets using the straight-line method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to depreciation expense of $0.1 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustment may be significantly different.
b)	Adjustment to fair value Pocahontas Bancorp’s loan portfolio. The adjustment reflected, which totals $4.9 million, is based upon currently available fair value information. The adjustment will be recognized over the estimated remaining life of the loan portfolio using the effective yield method. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax decreases to interest income of $1.4 million and $1.8 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
c)

Adjustment to the allowance for loan losses for certain loans for which the Company’s plans for ultimate recovery differ from those of Pocahontas Bancorp. IBERIABANK Corporation intends to dispose of these loans through sales or other means. The adjustment, which totals $1.0 million, is based upon a partial review of the Pocahontas Bancorp loan portfolio. As IBERIABANK Corporation obtains additional information on the Pocahontas Bancorp loan portfolio, the final adjustment may be significantly different from the adjustment reflected herein.

d)	Adjustment to reflect the estimated discount on impaired loans of $0.8 million in accordance with AICPA Statement of Position 03-3. The final adjustment may be significantly different.
e)	Adjustment to recognize securities classified as held to maturity by Pocahontas Bancorp at fair value. The adjustment reflected which totals $2.9 million, is based upon currently available fair value information. The preliminary pro forma combined income statement impact of the adjustment resulted in pre-tax increases to interest income of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
f)	Adjustment to fair value Pocahontas Bancorp’s interest-bearing deposits. The adjustment of $1.5 million will be recognized over the estimated remaining life of the respective deposits using the effective yield method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to interest expense of $1.5 million for both the nine months ended September 30, 2006 and the year ended December 31, 2005. The final adjustments may be significantly different.
g)	Adjustment to eliminate Pocahontas Bancorp’s historical core deposit intangibles and recognize core deposit intangibles of $10.8 million associated with the acquisition, and the related preliminary pro forma combined income statement impact resulting from the acquisition. Core deposit intangibles will be amortized over a ten-year period using the straight-line method. The preliminary pro forma combined income statement impact for the adjustment resulted in increases to other non-interest expense of $0.8 million and $1.1 million for the core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The preliminary pro forma combined income statement impact for the adjustment also resulted in decreases to interest expense of $0.7 million and $1.0 million to eliminate the historical core deposit intangibles amortization for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
h)	Adjustment to fair value Pocahontas Bancorp’s borrowings. The adjustment of $0.2 million will be recognized over the estimated remaining life of the respective borrowings using the effective yield method. The preliminary pro forma combined income statement impact for the adjustments resulted in increases to interest expense of $0.3 million and $0.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The final adjustment may be significantly different.
i)	Adjustment to eliminate Pocahontas Bancorp’s historical stockholders’ equity. The acquisition will result in the issuance of approximately 1.3 million shares of IBERIABANK Corporation common stock. The issuance of IBERIABANK Corporation common stock is recognized in the preliminary pro forma balance sheet at a value of $58.55 per share, which was the average closing price per share of IBERIABANK Corporation common stock for the five-day period surrounding the date the acquisition was announced.
j)	Adjustment to cash for acquisition related costs. Adjustment includes an estimated $1.3 million in costs related to investment banking, legal, and consulting fees to be incurred directly in connection with the acquisition and an estimated $3.7 million in costs related to change-in-control, stock option exercises and other agreements that existed prior to the acquisition consummation date. The preliminary pro forma combined income statement impact of the reduction in cash resulted in pre-tax increases to interest expense of $0.2 million and $0.3 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, due to additional borrowings needed as a result of the cash payments. The final adjustments may be significantly different.
k)	Adjustment to recognize deferred tax liabilities at 35% resulting from the fair value adjustments in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” (“SFAS 109”).
l)	Adjustment to recognize the cancellation of Pocahontas Bancorp’s ESOP. The adjustment reflected, which totals $1.5 million, is based upon currently available fair value information. The final adjustment may be significantly different.
m)	Adjustment to eliminate historical Pocahontas Bancorp’s goodwill and recognize goodwill resulting from the acquisition of $28.0 million. See purchase price allocation table in Note 3 for more information.
n)	The pro forma basic and diluted potential common shares for the incremental shares issued in connection with the Pocahontas Bancorp acquisition, assuming the transaction occurred at the beginning of the periods presented.

IBERIABANK CORPORATION, PULASKI INVESTMENT CORPORATION AND

POCAHONTAS BANCORP, INC.

NOTES TO PRELIMINARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRELIMINARY PRO FORMA PRESENTATION

The acquisitions will be accounted for as acquisitions by IBERIABANK Corporation of Pulaski Investment Corporation and Pocahontas Bancorp, Inc. using the purchase method of accounting. Accordingly, the assets and liabilities of Pulaski Investment Corporation and Pocahontas Bancorp will be recorded at their respective fair values on the date the acquisitions are completed. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the acquisitions are completed and additional analyses are performed to determine the fair values of Pulaski Investment Corporation’s and Pocahontas Bancorp’s tangible and identifiable intangible assets and liabilities as of the dates the acquisitions are completed. Changes in the fair value of the net assets of Pulaski Investment Corporation and Pocahontas Bancorp as of the dates of the acquisitions will change the amount of purchase price allocable to excess purchase price. The further refinement of transaction costs will change the amount of excess purchase price recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the acquisitions is included only as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the acquisitions been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. The historical data presented for Pocahontas Bancorp are for its fiscal year ended September 30, 2005 and for the nine months ended September 30, 2006.

NOTE 2—PURCHASE PRICES

The purchase price of Pulaski Investment Corporation is based on exchanging 0.2274 shares (fixed portion) of IBERIABANK Corporation common stock for each outstanding Pulaski Investment Corporation share at the closing price per share of IBERIABANK Corporation common stock on September 30, 2006, the date of the pro forma balance sheet, as well as issuing shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of the IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (variable portion) for each outstanding share of Pulaski Investment Corporation common stock.

Based upon values as of September 30, 2006, the total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pulaski Investment Corporation acquisition is calculated as follows:

Pulaski Investment Corporation common shares outstanding on September 30, 2006	2,439,356
Exchange ratio (fixed portion)	0.2274
Exchange ratio (variable portion)	0.2184

IBKC common stock to be issued	1,087,489
Market price per share of IBKC common stock at September 30, 2006	$61.00

Total market value of IBKC common stock to be issued	$66,336,829

The actual value per share of IBERIABANK Corporation common stock cannot be determined until the date that the number of shares to be issued under the variable portion is fixed. In addition to the IBERIABANK Corporation common stock issued in connection with the Pulaski Investment Corporation acquisition, $65.0 million in cash will be paid to complete the acquisition.

The purchase price of Pocahontas Bancorp is based on exchanging 0.2781 shares of IBERIABANK Corporation common stock for each outstanding Pocahontas Bancorp share at the average closing price per share of IBERIABANK Corporation common stock for the five- day period surrounding the date the acquisition was announced.

The total market value of the IBERIABANK Corporation common stock to be issued in connection with the Pocahontas Bancorp acquisition is calculated as follows:

Pocahontas Bancorp, Inc. common shares outstanding on September 30, 2006	4,641,717
Exchange ratio	0.2781

IBKC common stock to be issued	1,290,861
Value of IBKC common stock	$58.55

Total market value of IBKC common stock to be issued	$75,579,912

In addition to the above market value of the IBERIABANK Corporation common stock to be issued in both acquisitions, the total purchase prices will include other direct acquisition costs of IBERIABANK Corporation, such as legal, investment banking and other professional fees.

NOTE 3—PRIVATE PLACEMENT

We intend to use the proceeds of $30 million we have received from the private placement (together with the proceeds from the sale of $15 million of trust preferred securities and $20 million of to-be-financed long-term debt) to fund the cash portion of our acquisition of Pulaski Investment Corporation. Pending this use, we may invest all or a portion of the net proceeds in short-term financial instruments. The proceeds are based on a sale price of $52.00 per share and 576,923 shares.

NOTE 4—PURCHASE PRICE ALLOCATIONS

The preliminary unaudited pro forma condensed combined financial statements reflect the following purchase price allocations for Pulaski Investment Corporation and Pocahontas Bancorp (in thousands):

Pulaski Investment Corporation
Historical net assets applicable to Pulaski Investment Corporation’s common stock at September 30, 2006		$41,458
After tax merger related charges, severance payments and contract termination cost		(3,140)

Increase (decrease) to Pulaski Investment Corporation’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(3)
Loans	(2,383)
Fixed assets	12,867
Core deposit intangibles	12,643
Other assets	—
Deposits	530
Borrowings	(605)
Deferred taxes on fair value adjustments	(8,067)

Net estimated fair value adjustments		14,982
Elimination of Pulaski Investment Corporation’s existing intangibles		(613)

Total preliminary allocation of purchase price		52,687
Goodwill due to the merger		78,650

Total purchase price, including cash		$131,337

Pocahontas Bancorp, Inc.
Historical net assets applicable to Pocahontas Bancorp Inc.’s common stock at September 30, 2006		$52,956
After tax merger related charges, severance payments and contract termination cost		(5,037)

Increase (decrease) to Pocahontas Bancorp Inc.’s net asset value at September 30, 2006 as a result of estimated fair value adjustments:
Investment securities	$(2,933)
Loans	3,084
Fixed assets	2,789
Core deposit intangibles	10,824
Other assets	1,546
Deposits	1,504
Borrowings	(215)
Deferred taxes on fair value adjustments	(3,745)

Net estimated fair value adjustments		12,854
Elimination of Pocahontas Bancorp Inc.’s existing intangibles		(13,198)

Total preliminary allocation of purchase price		47,575
Goodwill due to the merger		28,005

Total purchase price		$75,580

PULASKI INVESTMENT CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2004 AND FOR THE THREE YEARS

IN THE PERIOD ENDED DECEMBER 31, 2005

Report of Independent Auditors

The Board of Directors and Shareholders

Pulaski Investment Corporation

We have audited the accompanying consolidated balance sheets of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Investment Corporation and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kemp & Company

Little Rock, Arkansas

March 17, 2006

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS

Cash and due from banks	$28,117,268	$18,114,442
Investment securities
Held-to-maturity securities (approximate fair values of $227,781 in 2005 and $287,984 in 2004)	230,000	285,000
Available-for-sale securities	76,245,144	43,820,608

	76,475,144	44,105,608
Loans - net	328,330,294	320,189,991
Premises and equipment, net	23,841,287	21,918,928
Accrued interest receivable	1,649,042	1,065,572
Other real estate owned	323,408	24,000
Goodwill	612,734	554,823
Title plants	6,232,626	5,405,376
Other intangible assets, net	567,576	591,216
Other assets	5,667,891	7,315,717

	$471,817,270	$419,285,673

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$82,183,257	$71,254,152
Interest bearing	313,587,860	247,051,160

	395,771,117	318,305,312
Federal funds purchased	-0-	8,000,000
Other borrowed funds	26,679,783	50,475,365
Accrued interest payable	616,273	457,130
Other liabilities	8,729,145	6,666,618

Total liabilities	431,796,318	383,904,425

Shareholders’ equity:
Common stock, par value $.25	609,839	609,839
Additional paid-in capital	698,887	698,887
Retained earnings	39,132,865	34,307,997
Accumulated other comprehensive income	(420,639)	(235,475)

Total shareholders’ equity	40,020,952	35,381,248

	$471,817,270	$419,285,673

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:
Loans, including fees	$25,853,581	$20,286,907	$21,552,420
Investment securities:
Taxable	1,234,227	1,350,242	1,729,470
Tax-exempt	8,689	10,710	11,320
Other	521,581	198,139	249,161

	27,618,078	21,845,998	23,542,371
Interest expense:
Deposits	6,057,836	2,957,529	3,873,341
Other	1,762,151	1,271,832	1,212,827

	7,819,987	4,229,361	5,086,168

Net interest income	19,798,091	17,616,637	18,456,203

Provision for loan losses	1,782,768	838,000	720,000

Net interest income after provision for loan losses	18,015,323	16,778,637	17,736,203

Other income:
Income from fiduciary activities	857,270	998,320	843,438
Service charges on deposit accounts	1,691,277	1,375,556	1,450,665
Gain on sale of mortgage loans held for sale	9,453,049	9,467,415	14,149,516
Net gains on sales of available-for-sale securities	-0-	-0-	383,592
Net gain on sale of credit card loans	5,909,491	-0-	-0-
Other	21,254,432	19,100,147	20,692,634

	39,165,519	30,941,438	37,519,845
Other expenses:
Salaries and employee benefits	29,054,773	26,461,366	30,031,333
Net occupancy expense and furniture and equipment expense	5,953,668	4,806,062	4,483,387
Other	11,976,418	8,615,726	9,143,762

	46,984,859	39,883,154	43,658,482

Income before income taxes	10,195,983	7,836,921	11,597,566

Provision for income taxes	3,867,114	3,100,884	4,515,639

Net income	$6,328,869	$4,736,037	$7,081,927

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2003	$607,070	$401,656	$26,424,472	$803,899	$28,237,097
Comprehensive income
Net income			7,081,927		7,081,927
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(457,311)				(737,025)	(737,025)

Total comprehensive income					6,344,902

Cash dividends declared			(2,432,000)		(2,432,000)

Balance at December 31, 2003	607,070	401,656	31,074,399	66,874	32,149,999
Comprehensive income
Net income			4,736,037		4,736,037
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(187,602)				(302,349)	(302,349)

Total comprehensive income					4,433,688

Sale of Class B common stock (11,076 shares at $27.0856 per share)	2,769	297,231			300,000
Cash dividends declared			(1,502,439)		(1,502,439)

Balance at December 31, 2004	609,839	698,887	34,307,997	(235,475)	35,381,248
Comprehensive income
Net income			6,328,869		6,328,869
Other comprehensive income
Change in unrealized gain (losses) on available-for-sale securities, net of deferred income taxes of $(114,891)				(185,164)	(185,164)

Total comprehensive income					6,143,705

Cash dividends declared			(1,504,001)		(1,504,001)

Balance at December 31, 2005	$609,839	$698,887	$39,132,865	$(420,639)	$40,020,952

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities:
Net income	$6,328,869	$4,736,037	$7,081,927
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	1,782,768	838,000	720,000
Depreciation and amortization	2,498,239	1,694,758	1,665,944
Deferred income taxes	(401,000)	267,000	(572,000)
Net gains on sales of available-for-sale securities	-0-	-0-	(383,592)
Net gain on sale of credit card loans	(5,909,491)	-0-	-0-
Decrease (increase) in all other assets	1,065,195	(1,758,987)	(685,452)
Residential mortgage loans held for sale:
Sales of loans	683,710,948	597,900,139	909,146,994
Loans funded	(680,576,730)	(604,251,706)	(872,335,636)
Increase (decrease) in all other liabilities	2,622,370	(447,432)	1,497,913

Net cash provided (used) by operating activities	11,121,168	(1,022,191)	46,136,098

Investing activities:
Net increase in loans not held for sale	(46,704,812)	(59,734,711)	(34,205,279)
Purchases of premises and equipment	(4,301,958)	(9,482,443)	(2,798,709)
Purchase of branching rights	-0-	-0-	(225,000)
Proceeds from sale of credit card loans	39,257,606	-0-	-0-
Purchases of held-to-maturity securities	-0-	-0-	(250,000)
Proceeds from maturities of held-to-maturity securities	55,000	55,000	85,000
Proceeds from maturities of available-for-sale securities	11,000,225	30,233,363	60,089,693
Purchases of available-for-sale securities	(43,609,625)	(11,533,799)	(72,086,859)
Proceeds from sales of available-for-sale securities	-0-	-0-	10,698,438
Purchase of title company assets	(981,000)	-0-	-0-

Net cash used by investing activities	(45,284,564)	(50,462,590)	(38,692,716)

Financing activities:
Net increase (decrease) in deposits	77,465,805	10,092,851	(2,308,516)
Net increase (decrease) in federal funds purchased	(8,000,000)	8,000,000	-0-
Cash dividends paid	(1,504,001)	(2,002,439)	(1,810,000)
Proceeds from sales of common stock	-0-	300,000	-0-
Principal payments on other borrowed funds	(38,795,582)	(2,901,487)	(5,309,148)
Proceeds from other borrowed funds	15,000,000	35,000,000	-0-

Net cash provided (used) by financing activities	44,166,222	48,488,925	(9,427,664)

Cash and cash equivalents:
Net increase (decrease)	10,002,826	(2,995,856)	(1,984,282)
Balance at January 1	18,114,442	21,110,298	23,094,580

Balance at December 31	$28,117,268	$18,114,442	$21,110,298

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, (“PIC” or the “Company”) and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company (“PMC”) and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company (“LTC”), Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company’s wholly owned subsidiary, Pulaski Capital Trust I, is accounted for using the equity method of accounting (see Note 6).

Nature of operations

The Company’s major lines of business consist of commercial banking, mortgage banking and title company services with customers located primarily in Arkansas, Tennessee, Mississippi, Missouri, Oklahoma, Illinois and Texas. The Bank operates under a state bank charter and provides customary banking services. PMC engages in mortgage banking activities and LTC provides title and loan closing services. The Company is subject to regulation by the Federal Reserve, the Arkansas Bank Department and the Federal Deposit Insurance Corporation. See Notes 13 and 16 for additional information concerning the nature of the Company’s operations.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. The Company’s loans are secured by specific items of collateral including real property, consumer assets and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

The Company’s investment securities are classified as held-to-maturity securities and available-for-sale securities. Debt securities for which the Company has the positive intent and ability to hold until maturity are classified as held-to-maturity securities that are reported at cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities consist of securities not classified as held-to-maturity and are

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies (continued)

reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity until realized. Gains or losses on the sale of securities are computed using the carrying amount of the specific securities sold.

Residential mortgage loans held for sale

Residential mortgage loans held for sale are carried at the lower of cost or fair market value on a net aggregate basis.

Revenue recognition

Interest on loans is credited to operations currently based upon the principal amount and period outstanding. Interest on loans is not accrued when amounts are considered doubtful of collection. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. If the ultimate collectibility of principal is in doubt, any payment received on a loan on which the accrual of interest had been suspended is applied to reduce principal to the extent necessary to eliminate such doubt. Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized, generally over the contractual life of the related loans, as an adjustment of the related loan’s yield, except for residential mortgage loans held for sale for which such fees and costs are recognized in a manner that approximates the method required by generally accepted accounting principles for loans held for sale.

Allowance for loan losses

The allowance for loan losses is maintained at a level management believes to be adequate to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on reviews of individual loans, recent loan loss experience, current economic conditions and the risk characteristics of the various categories of loans. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Premises and equipment, net

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provisions for depreciation and amortization are computed generally by the straight-line method based on estimated useful lives of the assets.

Other real estate

Other real estate consists of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or through in-substance foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value at the date acquired. Fair value is the estimated sales price based on appraisal values less estimated costs of disposal. Loan losses arising from the acquisition of such properties are charged against the allowance for loan losses. Subsequent valuation adjustments, if any, are charged to operating expenses.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 1: Summary of significant accounting policies (continued)

Income taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries file consolidated income tax returns. It is the Company’s practice to have its subsidiaries pay to or receive from the Company and other affiliates amounts computed on a separate-return basis.

Cash equivalents

Cash equivalents include due from banks and federal funds sold, which are generally sold for one-day periods.

Goodwill

Goodwill is not amortized; it is tested annually for impairment. No impairment charges were indicated as a result of the annual impairment tests for goodwill.

Title plants

Capitalized costs of the title plants are not depreciated unless circumstances indicate the value of the title plants have been impaired. Costs of maintaining a title plant and doing title searches are expensed as incurred.

Other intangible assets

The Company’s other intangible assets consist primarily of branching rights, an indefinite life intangible asset which is not subject to amortization, and of agreements not to compete, which are subject to amortization. Assets subject to amortization are amortized on a straight-line basis over the period of the related agreements, which range from approximately 4 years to 15 years. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment charges were recorded during 2005, 2004 and 2003.

Advertising

Advertising costs, which amounted to $1,517,492 in 2005, $1,072,077 in 2004 and $1,142,032 during 2003, are expensed as incurred.

Reclassifications

Certain amount in the 2004 and 2003 consolidated financial statements have been reclassified to conform to the reporting format used for the 2005 consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 2: Investment securities

The amortized cost and approximate fair values of investment securities are as follows as of December 31, 2005 and 2004:

		2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$230,000	$224	$(2,443)	$227,781

Available-for-sale
U.S. Government and federal agencies	$50,850,214	$7,027	$(251,713)	$50,605,528
Mortgage-backed securities	24,930,675	1,188	(438,065)	24,493,798

Total debt securities	75,780,889	8,215	(689,778)	75,099,326
Mutual funds	1,145,818	-0	-0-	1,145,818

	$76,926,707	$8,215	$(689,778)	$76,245,144

		2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity
State and municipal governments	$285,000	$2,984	$-0-	$287,984

Available-for-sale
U.S. Government and federal agencies	$28,104,595	$29,589	$(155,410)	$27,978,774
Mortgage-backed securities	14,527,525	93,265	(349,027)	14,271,763

Total debt securities	42,632,120	122,854	(504,437)	42,250,537
Mutual funds	1,570,071	-0-	-0-	1,570,071

	$44,202,191	$122,854	$(504,437)	$43,820,608

The scheduled maturities of held-to-maturity and available-for-sale debt securities at December 31, 2005 are as follows:

	Held-to-maturity		Available-for-sale
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$45,000	$45,224	$25,192,983	$25,082,025
Due after one year through five years	70,000	68,592	25,657,231	25,523,503
Due after five years through ten years	115,000	113,965	-0-	-0-

	230,000	227,781	50,850,214	50,605,528
Mortgage-backed securities	-0-	-0-	24,930,675	24,493,798

	$230,000	$227,781	$75,780,889	$75,099,326

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 2: Investment securities (continued)

Securities with a carrying value of approximately $11,363,000 at December 31, 2005 and $10,137,000 at December 31, 2004 were pledged to secure public deposits and for other purposes.

The following table shows the Company’s investments in available-for-sale debt securities estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2005

Held-to-maturity

State and municipal governments	$182,557	$(2,443)	$-0-	$-0-	$182,557	$(2,443)

Available-for-sale

U.S. Government and federal agencies	$28,437,782	$(54,470)	$16,302,946	$(197,243)	$44,740,728	$(251,713)
Mortgage-backed securities	14,913,003	(22,322)	9,414,672	(415,743)	24,327,675	(438,065)

	$43,350,785	$(76,792)	$25,717,618	$(612,986)	$69,068,403	$(689,778)

December 31, 2004

Available-for-sale

U.S. Government and federal agencies	$13,971,328	$(104,205)	$4,948,796	$(51,205)	$18,920,124	$(155,410)
Mortgage-backed securities	3,551,608	(92,192)	8,324,248	(256,835)	11,875,856	(349,027)

	$17,522,936	$(196,397)	$13,273,044	$(308,040)	$30,795,980	$(504,437)

Based on evaluation of available evidence, including primarily changes in market interest rates during 2005 and 2004, management believes that the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period that the other-than-temporary impairment is identified.

Proceeds from sales of available-for-sale securities amounted to $10,698,438 for the year ended December 31, 2003 and gross gains of $383,592 were recorded on those sales. There were no sales of available-for-sale securities during 2005 or 2004.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 3: Loans and allowance for loans losses

Loans consisted of the following at December 31:

	2005	2004
Real estate – construction	$77,292,639	$48,891,814
Real estate – mortgage	161,577,343	151,274,271
Residential mortgage loans held for sale	27,751,415	30,885,633
Commercial, financial and agricultural	26,335,049	30,566,957
Credit cards	27,244,952	51,215,204
Installment	12,473,670	10,714,961

Total loans	332,675,068	323,548,840
Less:
Allowance for loan losses	(4,344,774)	(3,358,849)

Loans – net	$328,330,294	$320,189,991

Transactions in the allowance for loan losses were as follows:

	2005	2004	2003
Balance – January 1	$3,358,849	$3,040,742	$2,890,558

Provision for loan losses	1,782,768	838,000	720,000
Net charge-offs:
Charge-offs (deduction)	(874,130)	(612,563)	(646,863)
Recoveries	77,287	92,670	77,047

	(796,843)	(519,893)	(569,816)

Balance – December 31	$4,344,774	$3,358,849	$3,040,742

Impaired loans, which management considers to be nonaccrual loans, are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual loans amounted to approximately $1,037,000 and $406,000 at December 31, 2005 and 2004, respectively. Allowance for loan losses allocations for nonaccrual loans were not significant at December 31, 2005 and 2004. Average nonaccrual loans for the years ended December 31, 2005 and 2004 amounted to approximately $722,000 and $312,000, respectively.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 4: Bank premises and equipment

Bank premises and equipment consisted of the following at December 31:

	2005	2004
Land	$2,422,469	$2,422,469
Buildings and improvements	16,945,115	14,591,319
Furniture and equipment	19,728,645	18,402,778
Construction in progress	3,005,959	2,458,800

	42,102,188	37,875,366
Less accumulated depreciation and amortization	(18,260,901)	(15,956,438)

	$23,841,287	$21,918,928

Depreciation expense amounted to $2,410,859, $1,694,758 and $1,608,013 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 5: Deposits

The following summarizes information on deposits as of December 31:

	2005	2004
Noninterest bearing	$82,183,257	$71,254,152
NOW and money market accounts	80,032,236	90,047,222
Savings accounts	116,708,686	55,654,702
Time deposits, $100,000 and over	42,184,111	42,800,100
Other time deposits	74,662,827	58,549,136

	$395,771,117	$318,305,312

At December 31, 2005, scheduled maturities of certificates of deposit, which aggregated $116,846,938, are as follows: 2006 - $104,959,944; 2007 and 2008 - $10,800,994, and 2009 and thereafter - $1,086,000.

Note 6: Other borrowed funds

Other borrowed funds consisted of the following at December 31:

	2005	2004
Federal Home Loan Bank advances	$20,493,783	$44,289,365
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030 (1)	6,186,000	6,186,000

	$26,679,783	$50,475,365

(1)	The related trust preferred securities aggregating $6,000,000 are redeemable beginning in 2010 at 105.438%, declining annually thereafter to 100% after March 8, 2020.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 6: Other borrowed funds (continued)

The Federal Home Loan Bank advances had a weighted average interest rates 4.2% at December 31, 2005 and of 2.47% at December 31, 2004 and are payable monthly through 2010. The advances are secured by residential mortgage loans of the Bank as specified in the blanket lien agreement between the parties. Annual principal payments on the Federal Home Loan Bank advances from 2006 through 2010 are $3,972,833, $4,487,693, $1,631,078, $1,425,108, and $8,977,071, respectively.

The Junior Subordinated Securities were issued to the Company’s statutory business trust subsidiary, Pulaski Capital Trust I. The trust was organized for the sole purpose of selling trust preferred securities (trust preferred securities qualify for Tier 1 capital treatment for regulatory capital computations - see Note 10) to third parties and investing the proceeds from such sales in the debt securities, which are the sole asset of the trust. The preferred trust securities of the trust represent preferred beneficial interests in the assets of the trust and are subject to mandatory redemption upon payment of the subordinated debentures held by the trust. The trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payments on the related subordinated debentures. The Company’s obligations under the subordinated securities and other relevant trust agreements constitute a full and unconditional guarantee by the Company of the trust’s obligations under the trust securities.

FASB Interpretation No. 46 – Revised, “Consolidation of Variable Interest Entities” provides that the Company’s investment in the trust subsidiary must be accounted for using the equity method. At December 31, 2005, management is not aware of adverse events or changes in circumstances which indicate that recorded values of the Company’s equity investment in the trust subsidiary may not be recoverable.

The Company has a line of credit (maximum amount of $6,000,000), which matures on October 15, 2008. Interest is payable quarterly at a variable rate. The note is collateralized by all of the issued and outstanding stock of the Bank owned by PIC. No amounts were outstanding under the line of credit at December 31, 2005 and 2004.

Note 7: Income taxes

The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Current:
Federal	$3,606,192	$2,482,108	$4,391,538
State	661,922	351,776	696,101

	4,268,114	2,833,884	5,087,639

Deferred:
Federal	(356,000)	232,000	(514,000)
State	(45,000)	35,000	(58,000)

	(401,000)	267,000	(572,000)

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 7: Income taxes (continued)

The reason for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2005	2004	2003
Federal income taxes at statutory rate	$3,466,634	$2,664,553	$3,943,172

Add (deduct):
State income taxes, net of federal tax benefit	407,169	255,272	421,147
Tax-exempt interest income	(2,954)	(3,641)	(3,849)
Other	(3,735)	184,700	155,169

Provision for income taxes	$3,867,114	$3,100,884	$4,515,639

Deferred tax assets aggregated approximately $2,475,000 and $2,020,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to the allowance for loan losses and available-for-sale investment securities. Deferred tax liabilities aggregated approximately $2,721,000 and $2,644,000 at December 31, 2005 and 2004, respectively, and were attributable primarily to temporary differences related to title plants and depreciation on premises and equipment. The Company made income tax payments of $1,733,779, $2,886,131 and $4,883,500 during 2005, 2004 and 2003, respectively.

Note 8: Transactions with related parties

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with its executive officers, directors and principal shareholders. Such transactions have been on similar terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, and have involved no more than normal risk or other potential unfavorable aspects. Loans made to such borrowers (including companies in which they are principal owners) amounted to approximately $639,000 and $640,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, new loans to these borrowers amounted to approximately zero and repayments amounted to approximately $1,000. During the year ended December 31, 2004, new loans to these borrowers amounted to approximately $27,000 and repayments amounted to approximately $683,000.

Note 9: Commitments, contingencies and financial instruments

In the normal course of business there are various commitments outstanding and contingent liabilities, such as commitments to extend credit, including standby letters of credit to assure performance or to support debt obligations, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 9: Commitments, contingencies and financial instruments (continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowings arrangements and similar transactions.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold subject to repurchase agreements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contractual amounts represent credit risk at December 31 are as follows:

	2005	2004
Commitments to extend credit:
Credit card lines	$70,240,000	$106,182,000
Other	29,200,000	25,579,000
Standby letters of credit	948,000	964,000

At December 31, 2005, future minimum payments for the next five years under noncancelable operating leases with initial or remaining terms of one year or more are approximately $1,385,000, $896,000, $678,000, $528,000 and $445,000, for 2006 through 2010, respectively. Rental expense for all operating leases amounted to approximately $1,800,000, $1,500,000 and $1,400,000 in 2005, 2004 and 2003, respectively.

Certain of the Company’s subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

See Note 19 for a discussion of interest rate lock commitments and mortgage loan hedging program.

Note 10: Regulatory matters

Bank regulatory agencies restrict the amount available for the payment of dividends by the Bank, without obtaining prior approval of the regulatory agencies, to 75% of current year net income plus 75% of retained net income for the preceding year.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s or the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 10: Regulatory matters (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of the most recent notification from the regulatory agencies, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

As more fully discussed in Note 6, the Company has a wholly-owned trust subsidiary which issued $6,000,000 of Capital Securities. The transaction resulted in an increase in consolidated Tier I and total capital since regulatory accounting practices consider such securities, subject to the limitations defined in the regulations, as Tier I capital.

The actual amounts and ratios of the Company (consolidated) and the Bank as of December 31, 2005 and 2004 are presented in the table on the following page.

	Actual		For Minimum Capital Adequacy		Minimum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2005
Leverage (Tier I Capital to Average Assets)
Consolidated	$45,302	9.7	$18,703	4.0	$23,379	5.0
Bank	38,037	8.2	18,533	4.0	23,166	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	45,302	13.6	13,331	4.0	19,996	6.0
Bank	38,037	11.4	13,339	4.0	20,008	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	49,473	14.8	26,662	8.0	33,327	10.0
Bank	48,208	14.5	26,678	8.0	33,347	10.0

As of December 31, 2004
Leverage (Tier I Capital to Average Assets)
Consolidated	$40,543	9.7	$16,751	4.0	$20,938	5.0
Bank	33,343	8.1	16,418	4.0	20,523	5.0
Tier I Capital (to Risk-Weighted Assets)
Consolidated	40,543	12.9	12,620	4.0	18,931	6.0
Bank	33,343	10.6	12,548	4.0	18,822	6.0
Total Capital (to Risk-Weighted Assets)
Consolidated	43,902	13.9	25,241	8.0	31,551	10.0
Bank	42,702	13.6	25,096	8.0	31,370	10.0

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 11: Fair values of financial instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments for the years ended December 31, 2005 and December 31, 2004:

Cash, due from banks, and federal funds sold: The carrying amounts for these assets reported in the balance sheet approximate their fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values of noninterest bearing deposits, interest bearing transaction accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of such deposits.

Federal funds purchased: The carrying amount of federal funds purchased approximates the fair value of such borrowings.

Other borrowed funds: Fair values are estimated using rates currently offered for borrowings of similar maturities.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Commitments to extend credit and standby letters of credit: Due to the insignificance of the fees for such agreements and the short-term nature of the current agreements, no fair value estimates have been made for commitments to extend credit and standby letters of credit.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 11: Fair values of financial instruments (continued)

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2005 and 2004:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks and federal funds sold	$28,117,268	$28,117,268	$18,114,442	$18,114,442
Held-to-maturity securities	230,000	227,781	285,000	287,984
Available-for-sale securities	76,245,144	76,245,144	43,820,608	43,820,608
Loans – total	332,675,068	335,700,000	323,548,840	330,000,000
Accrued interest receivable	1,649,042	1,649,042	1,065,572	1,065,572

Financial liabilities
Deposits	$395,771,117	$395,200,000	$318,305,312	$318,000,000
Federal funds purchased	-0-	-0-	8,000,000	8,000,000
Other borrowed funds	26,679,783	27,300,000	50,475,365	51,300,000
Accrued interest payable	616,273	616,273	457,130	457,130

Note 12: Supplemental cash flows information

The Company paid $7,661,000, $4,189,403 and $5,250,151 in interest on deposits and other borrowings during 2005, 2004 and 2003, respectively.

Note 13: Concentrations of credit risk

Most of the Company’s business activity is with customers located in the state of Arkansas and Shelby County, Tennessee. The concentrations of credit by major category of loan type are set forth in Note 3.

The Company’s asset base is exposed to risk, including the risk resulting from changes in interest rates, market values of collateral for loans to customers and changes in the timing of cash flows. The Company monitors the effect of such risk by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets to maturity. However, the Company is exposed to significant market risk in the unlikely event of significant and prolonged interest rate changes.

Note 14: Restrictions on cash and due from banks

The Bank is required to maintain certain minimum cash reserves based upon liabilities to depositors. The minimum cash reserve requirements were approximately $7,138,000 and $7,830,000 at December 31, 2005 and 2004, respectively.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 15: Other intangible assets

Other intangible assets consisted of the following:

	Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2005
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	708,750	(412,345)	296,405
Other	100,970	(54,799)	46,171

	$1,034,720	$(467,144)	$567,576

December 31, 2004
Indefinite life intangible:
Branching rights	$225,000	$-0-	$225,000

Intangible assets subject to amortization:
Agreements not to compete	645,000	(350,461)	294,539
Other	100,379	(28,702)	71,677

	$970,379	$(379,163)	$591,216

Aggregate amortization expense (included in Other expenses in the accompanying Income Statements) for the years ended December 31, 2005, 2004 and 2003 was $96,585, $80,722 and $57,955, respectively. Estimated amortization expense for the next five years is as follows as of December 31, 2005: 2006 - $63,409; 2007 - $49,047; 2008 - $49,047; 2009 - $44,047; and 2010 - $34,047.

Note 16: Title company operations

Included in other income are the following significant categories of income from title company operations for the years ended December 31:

	2005	2004	2003
Title insurance fees	$9,601,269	$8,694,412	$9,376,099
Closing fees	3,762,407	3,491,792	3,990,753
Search fees	946,925	802,446	928,553
Other fees	1,637,220	1,456,413	1,776,884

	$15,947,821	$14,445,063	$16,072,289

On August 9, 2005, LTC acquired the assets of a title insurance company located in north central Arkansas (the “Acquired Company”) for $981,000 in cash. The results of operations of the Acquired Company have been included in the consolidated financial statements since the date of acquisition. The purchase price was assigned as follows: Title plant - $827,250; agreements not to compete - $63,750; goodwill (which is deductible for income tax reporting purposes) - $58,750; other assets - $31,250.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

Note 17: Employee benefit plan

The Company maintains a defined contribution retirement plan for the benefit of all eligible employees. Employees are eligible to participate if they have completed at least three months of service. The plan qualifies under Section 401(k) of the Internal Revenue Code, thereby allowing eligible employees to make tax deductible contributions to the plan and the Company to make matching contributions at its discretion. The Company’s expense for matching contributions amounted to approximately $109,000, $113,000 and $128,000 in 2005, 2004 and 2003, respectively.

Note 18: Common stock

The authorized number of Class A and Class B shares are 200,000 and 3,800,000, respectively, of which 121,414 shares of Class A and 2,317,942 shares of Class B were issued and outstanding at December 31, 2005 and 2004, respectively. The Class B common stock has identical rights as the Class A common stock with the exception of the absence of voting rights.

Note 19: Interest rate lock commitments and mortgage loan hedging program

During 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FASB 149”). FASB 149 provides that loan commitments that relate to the origination of mortgage loans held for sale, generally referred to as interest rate lock commitments, are accounted for as derivative instruments by the issuer of the loan commitment and marked to market in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FASB 133”).

To mitigate the exposure of interest rate changes on the value of mortgage loans that are originated for sale to investors in the secondary loan market, the Company enters into interest rate lock commitments. A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans.

Management believes that the fair value of the Company’s interest rate lock commitments approximated zero at December 31, 2005 and 2004.

During 2005, the Company initiated a hedging program for a portion of its mortgage loan production. Under the program, the Company enters into forward sale commitments for mortgage backed securities in order to reduce its market risk on certain loans in process. The Company also executes put option contracts of U.S. Treasury obligations to minimize the risk of interest rate movements. The hedging program transactions are derivative transactions as defined in FASB 133 and, accordingly, must be marked to market during the period they are outstanding. The gross notional amounts of forward contracts and written options were $3,050,000 and $3,076,000, respectively, at December 31, 2005. The fair market value adjustments for outstanding derivative transactions under the hedging program were not significant at December 31, 2005.

PULASKI INVESTMENT CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2006

AND FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

PULASKI INVESTMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	(Unaudited) September 30, 2006	December 31, 2005
ASSETS

Cash and due from banks	$22,623	$28,117
Investment securities
Held-to-maturity securities	150	230
Available-for-sale securities	54,741	76,245

	54,891	76,475
Loans - net	385,037	328,330
Premises and equipment, net	24,398	23,841
Accrued interest receivable	1,870	1,649
Other real estate owned	3	323
Goodwill	613	613
Title plants	6,233	6,233
Other intangible assets, net	496	568
Other assets	7,249	5,668

	$503,413	$471,817

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Noninterest bearing	$68,367	$82,183
Interest bearing	338,244	313,588

	406,611	395,771
Federal funds purchased	4,000	-0-
Other borrowed funds	45,439	26,680
Accrued interest payable	866	616
Other liabilities	5,039	8,729

Total liabilities	461,955	431,796

Shareholders’ equity:
Common stock	610	610
Additional paid-in capital	699	699
Retained earnings	40,569	39,133
Accumulated other comprehensive income	(420)	(421)

Total shareholders’ equity	41,458	40,021

	$503,413	$471,817

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(dollars in thousands)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
Interest income:
Loans, including fees	$21,765	$18,885	$7,956	$6,952
Investment securities:
Taxable	2,112	864	655	264
Tax–exempt	5	7	2	2
Other	442	370	158	166

	24,324	20,126	8,771	7,384
Interest expense:
Deposits	7,543	4,125	2,911	1,775
Other	1,836	1,372	763	422

	9,379	5,497	3,674	2,197

Net interest income	14,945	14,629	5,097	5,187

Provision for loan losses	299	903	299	372

Net interest income after provision for loan losses	14,646	13,726	4,798	4,815

Other income:
Income from fiduciary activities	692	650	235	221
Service charges on deposit accounts	1,665	1,178	581	450
Gain on sale of mortgage loans held for sale	6,592	7,173	2,121	2,801
Other	14,884	15,720	4,940	5,628

	23,833	24,721	7,877	9,100
Other expenses:
Salaries and employee benefits	21,538	21,007	7,227	7,443
Occupancy and equipment expense	4,796	4,497	1,619	1,647
Other	7,871	8,558	2,806	3,199

	34,205	34,062	11,652	12,289

Income before income taxes	4,274	4,385	1,023	1,626
Income taxes	1,710	1,745	450	628

Net income	$2,564	$2,640	$573	$998

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

For the Nine Months Ended September 30, 2005 and September 30, 2006

(dollar in thousands)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2004	$610	$699	$34,308	$(236)	$35,381

Comprehensive income
Net income			2,640		2,640
Other comprehensive income
Change in unrealized losses on available-for-sale securities, net of deferred income taxes				(140)	(140)

Total comprehensive income					2,500

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2005	$610	$699	$35,820	$(376)	$36,753

Balance at December 31, 2005	$610	$699	$39,133	$(421)	$40,021

Comprehensive income
Net income			2,564		2,564
Other comprehensive income				1	1
Change in unrealized losses on available-for-sale securities, net of deferred income taxes

Total comprehensive income					2,565

Cash dividends declared			(1,128)		(1,128)

Balance at September 30, 2006	$610	$699	$40,569	$(420)	$41,458

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the Nine Months Ended September 30, 2006 and September 30, 2005

(dollars in thousands)

	2006	2005
Operating activities:
Net income	$2,564	$2,640
Adjustments to reconcile net income to net cash used by operating activities:
Provision for loan losses	287	903
Depreciation and amortization	1,999	1,910
Net change in mortgage loans held for sale	(12,617)	(15,547)
Other operating activities, net	(5,242)	945

Net cash used by operating activities	(13,009)	(9,149)

Investing activities:
Net increase in loans not held for sale	(44,377)	(31,560)
Purchases of premises and equipment	(5,412)	(2,984)
Proceeds from maturities of held-to-maturity securities	80	55
Proceeds from maturities of available-for-sale securities	21,505	9,327
Other investing activities, net	3,248	(1,024)

Net cash used by investing activities	(24,956)	(26,186)

Financing activities:
Net increase in deposits	10,840	73,959
Net increase (decrease) in federal funds purchased	4,000	(5,000)
Cash dividends paid	(1,128)	(1,128)
Principal payments on other borrowed funds	(61,741)	(37,920)
Proceeds from other borrowed funds	80,500	15,000

Net cash provided by financing activities	32,471	44,911

Cash and cash equivalents:
Net increase (decrease)	(5,494)	9,576
Balance at January 1	28,117	18,114

Balance at September 30	$22,623	$27,690

See notes to consolidated financial statements.

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1: Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These interim financial statements should be read in conjunction with the audited financial statements and note disclosures for Pulaski Investment Corporation for the years ended December 31, 2005, 2004 and 2003, included herein. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

The consolidated financial statements include the accounts of Pulaski Investment Corporation, a bank holding company, and its wholly owned subsidiary, Pulaski Bank and Trust Company (the “Bank”) and the following wholly owned subsidiaries of the Bank: Pulaski Mortgage Company and its wholly owned subsidiary, PMC Mortgage Company, Pulaski Building, Inc., Lenders Title Company, Directors Properties, Inc., Pulaski Services, Inc. and Pulaski Insurance Agency, Inc. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of title plants and other intangible assets.

Note 2: Supplemental Cash Flows Information

The Company paid $9,129,000 and $5,544,000 in interest on deposits and other borrowings during the nine-month periods ended September 30, 2006 and 2005, respectively. During the nine-month periods ended September 30, 2006 and 2005, the Company made income tax payments of $2,075,000 and $1,111,000, respectively.

Note 3: Other Borrowed Funds

Other borrowed funds consisted of the following at (dollars in thousands):

	September 30, 2006	December 31, 2005
Federal Home Loan Bank advances:
Long-term, due monthly through 2010	$17,253	$20,494
Short-term	22,000	-0-
Junior Subordinated Debt Securities due to Pulaski Capital Trust I, 10 7/8%, due in 2030	6,186	6,186

	$45,439	$26,680

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 4: Title Company Operations

Included in other income are the following significant categories of income from title company operations for the nine months ended September 30, 2006 and September 30, 2005:

	2006	2005
Title insurance fees	$6,812	$7,201
Closing fees	2,587	2,812
Search fees	751	693
Other fees	913	1,130

	$11,063	$11,836

Note 5: Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in selected situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose either the amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 156 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company

PULASKI INVESTMENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5: Recent Accounting Pronouncements (continued)

anticipates that the adoption of SFAS No. 157 will not have a material impact on the Company’s financial position or results of operations.

Note 6: Agreement and Plan of Merger

On August 9, 2006, the Company entered into an agreement with IBERIABANK Corporation (“IBERIABANK”), Lafayette, Louisiana, for the sale of all of the Company’s outstanding stock. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pulaski Investment Corporation common stock will be converted into (i) cash (without interest) equal to $26.6464 per share (approximately $65,000,000 in the aggregate), (ii) 0.2274 shares of IBERIABANK Corporation common stock for each share of common stock of Pulaski Investment Corporation (approximately $32,500,000 in the aggregate based upon the closing price of IBERIABANK Corporation common stock on August 8, 2006 of $58.60 per shares), and (iii) the number of shares of IBERIABANK Corporation common stock determined by the quotient obtained by dividing $13.323 by the average trading price of the IBERIABANK Corporation common stock on the 15 trading days ending one business day prior to the effective date of the merger (approximately $32,500,000 in aggregate market value). Completion of the transaction is subject to regulatory and shareholders’ approvals.

POCAHONTAS BANCORP, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT

SEPTEMBER 30, 2006 AND 2005 AND FOR THE THREE YEARS IN

THE PERIOD ENDED SEPTEMBER 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries for the years ended September 30, 2005 and 2004, were audited by other auditors whose report, dated December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements of those financial statements, as described in the first and second paragraphs, respectively, of Note 26 thereof), expressed an unqualified opinion on those statements.

We conducted our audit of the 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KRAFTCPAS PLLC

Nashville, Tennessee

November 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Pocahontas Bancorp, Inc.

Jonesboro, Arkansas

We have audited the accompanying consolidated statement of financial condition of Pocahontas Bancorp, Inc. and subsidiaries (the “Company”) as of September 30, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2005, and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26, the consolidated financial statements for the years ended September 30, 2005 and 2004 have been restated.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas

December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements described in the first and second paragraphs, respectively, in Note 26)

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash and due from banks:
Interest bearing	$17,055	$14,600
Noninterest bearing	23,808,233	23,396,851

	23,825,288	23,411,451
Cash surrender value of life insurance	8,392,191	8,019,097
Securities held-to-maturity, at amortized cost (fair value of $130,187,272 and $127,755,514 in 2006 and 2005, respectively)	133,120,083	129,952,373
Securities available-for-sale, at fair value (amortized cost of $97,152,528 and $102,343,904 in 2006 and 2005, respectively)	93,561,067	99,460,045
Trading securities, at fair value	—	3,126,044
Loans receivable, net	431,768,328	426,538,047
Loans receivable, held for sale	3,243,591	3,057,985
Accrued interest receivable	5,037,759	4,487,837
Premises and equipment, net	15,876,493	16,716,912
Federal Home Loan Bank stock, at cost	6,571,500	7,962,000
Goodwill	8,847,572	8,847,572
Core deposit premiums, net	4,350,114	5,323,319
Other assets	3,859,743	4,360,885

TOTAL ASSETS	$738,453,729	$741,263,567

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits	$557,788,431	$514,043,734
Federal Home Loan Bank advances	104,398,292	148,645,397
Deferred compensation	1,788,721	2,176,859
Accrued interest payable	1,243,944	1,289,978
Accrued expenses and other liabilities	3,294,690	5,776,662
Trust preferred securities	16,983,450	16,962,683

Total liabilities	685,497,528	688,895,313

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value, 8,000,000 shares authorized; 7,602,492 shares issued and 4,641,717 shares outstanding at 2006 and 2005	76,024	76,024
Additional paid-in capital	57,134,937	57,275,390
Unearned ESOP shares	(1,799,459)	(2,076,856)
Accumulated other comprehensive loss	(2,837,087)	(2,517,282)
Retained earnings	24,784,330	24,013,522

	77,358,745	76,770,798
Less treasury stock at cost, 2,960,775 shares at 2006 and 2005	(24,402,544)	(24,402,544)

Total stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$738,453,729	$741,263,567

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
INTEREST INCOME:
Loans receivable	$28,771,889	$23,804,611	$23,997,993
Securities:
Taxable	8,527,625	10,772,099	11,158,113	*
Nontaxable	1,882,097	1,054,706	924,043	*

Total interest income	39,181,611	35,631,416	36,080,149

INTEREST EXPENSE:
Deposits	17,105,078	12,232,219	11,619,647
Borrowed funds	5,415,796	5,269,259	3,751,246
Trust preferred securities	1,610,239	1,440,363	1,286,688

Total interest expense	24,131,113	18,941,841	16,657,581

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	15,050,498	16,689,575	19,422,568
PROVISION FOR LOAN LOSSES	845,000	525,000	3,900,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,205,498	16,164,575	15,522,568

NON-INTEREST INCOME:
Dividends	386,678	319,108	135,413
Fees and service charges	3,083,804	3,187,079	3,081,843
Trading gains, net	337	240,736	398,165
Gain on sales of loans	777,312	1,056,477	1,239,706
Gain on sales of securities, net	269,941	565,939	385,866
Gain on sale of branches	—	—	136,834
Gain on sale of loan servicing	159,148	—	—
Other	344,314	306,465	294,690

Total non-interest income, net	5,021,534	5,675,804	5,672,517

NON-INTEREST EXPENSES:
Compensation and benefits	9,350,132	9,342,144	9,539,845
Occupancy and equipment	2,941,812	2,779,615	2,723,191
Insurance premiums	406,065	373,886	334,768
Professional fees	1,478,705	1,008,483	826,156
Data processing	765,205	668,737	675,485
Advertising and donations	478,135	1,193,756	408,480
Office supplies	290,779	373,345	234,129
REO and other repossessed assets	89,889	210,695	321,249
Other	1,303,230	1,554,128	1,211,924

Total non-interest expenses	17,103,952	17,504,789	16,275,227

INCOME BEFORE INCOME TAXES	2,123,080	4,335,590	4,919,858
INCOME TAX EXPENSE (BENEFIT)	(90,550)	1,096,534	1,463,244

NET INCOME	$2,213,630	$3,239,056	$3,456,614

EARNINGS PER SHARE:
Basic earnings per share	$0.49	$0.72	$0.77

Diluted earnings per share	$0.48	$0.71	$0.75

DIVIDENDS PAID	$0.32	$0.32	$0.32

*	2004 amounts as restated, see Note 26

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	Common Stock		Additional Paid-In Capital	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount					Shares	Amount
BALANCE, OCTOBER 1, 2003	7,497,066	$74,970	$56,533,430	$(538,121)	$899,339	$20,199,149	2,947,275	$(24,172,200)	$52,996,567
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(478,727)				(478,727)
Unrealized loss for securities transferred to held-to-maturity					(906,107)				(906,107)
Amortization of unrealized loss on securities transferred to held-to-maturity					23,082				23,082
Less reclassification adjustment for (gains) losses included in net income					(254,672)				(254,672)
Net income						3,456,614			3,456,614

Total comprehensive income									1,840,190
Repayment of ESOP loan and related increase in share value			(9,424)	692,663					683,239
Purchase of stock for ESOP				(2,270,740)					(2,270,740)
Options exercised	105,426	1,054	923,649						924,703
Treasury stock purchased							13,500	(230,344)	(230,344)
Dividends						(1,442,791)			(1,442,791)

BALANCE, SEPTEMBER 30, 2004	7,602,492	76,024	57,447,655	(2,116,198)	(717,085)	22,212,972	2,960,775	(24,402,544)	52,500,824
Comprehensive income (loss)
Net change in unrealized loss on available-for-sale securities, net of tax					(1,695,767)				(1,695,767)
Amortization of unrealized loss on securities transferred to held-to-maturity					269,090				269,090
Less reclassification adjustment for (gains) losses included in net income					(373,520)				(373,520)
Net income						3,239,056			3,239,056

Total comprehensive income									1,438,859
Repayment of ESOP loan and related increase in share value			(172,265)	508,252					335,987
Purchase of stock for ESOP				(468,910)					(468,910)
Dividends						(1,438,506)			(1,438,506)

BALANCE, SEPTEMBER 30, 2005	7,602,492	76,024	57,275,390	(2,076,856)	(2,517,282)	24,013,522	2,960,775	(24,402,544)	52,368,254
Comprehensive income (loss)
Net change in unrealized gain on available-for-sale securities, net of tax					(288,856)				(288,856)
Amortization of unrealized loss on securities transferred to held-to-maturity					147,212				147,212
Less reclassification adjustment for (gains) losses included in net income					(178,161)				(178,161)
Net income						2,213,630			2,213,630

Total comprehensive income									1,893,825
Repayment of ESOP loan and related increase in share value			(140,453)	353,509					213,056
Purchase of stock for ESOP				(76,112)					(76,112)
Dividends	—	—	—	—	—	(1,442,822)	—	—	(1,442,822)

BALANCE, SEPTEMBER 30, 2006	7,602,492	$76,024	$57,134,937	$(1,799,459)	$(2,837,087)	$24,784,330	2,960,775	$(24,402,544)	$52,956,201

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	845,000	525,000	3,900,000
Depreciation of premises and equipment	1,297,821	1,302,848	1,259,864
Deferred income tax provision (benefit)	(533,993)	487,640	(1,324,590)
Amortization of deferred loan fees	(60,390)	(67,185)	(66,577)
Amortization of premiums and discounts, net	153,163	244,153	147,083
Amortization of core deposit premium	973,205	973,204	944,696
Adjustment of ESOP shares and release of shares under recognition and retention plan	213,056	335,987	683,239
(Increase) decrease in loans held for sale	591,706	(507,309)	2,875,744
Net gains on sales of loans	(777,312)	(1,056,477)	(1,239,706)
Net gains on sales of investment securities	(269,941)	(565,939)	(385,866)
Net gains on sales of branches	—	—	(136,834)
Net gain on sale of mortgage servicing rights	(159,148)	—	—
Increase in cash surrender value of life insurance policies	(373,093)	(334,846)	(343,633)
Stock dividends on FHLB stock	(348,700)	(257,700)	(113,400)
Changes in operating assets and liabilities, net
Trading securities	(442,256)	(1,143,679)	(485,113)
Accrued interest receivable	(549,921)	(291,734)	964,903
Accrued interest payable	(46,034)	263,943	(21,783)
Other assets	1,298,788	(1,123,662)	1,832,607
Deferred compensation	(388,139)	(253,235)	(455,144)
Accrued expenses and other liabilities	(51,973)	1,313,021	(798,322)

Net cash provided by operating activities	3,585,469	3,083,086	10,693,782

INVESTING ACTIVITIES:
Sale of branches to Bank of Cave City, Arkansas	—	—	(9,697,800)
Purchases of available for sale and held to maturity securities	(36,868,631)	(80,574,357)	(112,557,349)
Proceeds from sale of securities available-for-sale	2,900,647	49,180,848	86,953,100
Proceeds from maturities, calls and principal prepayment of investment securities	37,414,708	49,787,128	76,386,821
Net (increase) decrease in FHLB Bank stock	1,739,200	221,600	(2,228,800)
Increase in loans, net	(6,819,525)	(46,043,012)	(1,834,799)
Proceeds from sale of REO	940,713	988,675	881,693
Proceeds from sale of premises and equipment	3,235	13,456	7,567
Purchases of premises and equipment	(460,638)	(4,270,778)	(1,042,267)

Net cash provided (used) by investing activities	(1,150,291)	(30,696,440)	36,868,166

(Continued)

POCAHONTAS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2006	2005	2004
		(As restated, see Note 26)
FINANCING ACTIVITIES:
Net increase (decrease) in deposits other than in acquisitions and branch sales	$43,744,697	$22,965,201	$(84,548,016)
Federal Home Loan Bank advances	1,446,820,000	1,000,211,000	877,684,600
Repayment of Federal Home Loan Bank advances	(1,491,067,104)	(1,005,462,472)	(824,481,358)
Exercise of stock options	—	—	924,703
Purchase of treasury shares	—	—	(230,344)
Purchase of stock for ESOP	(76,112)	(468,909)	(2,270,740)
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)

Net cash provided (used) by financing activities	(2,021,341)	15,806,314	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	413,837	(11,807,040)	13,198,002

CASH AND DUE FROM BANKS, BEGINNING OF YEAR	23,411,451	35,218,491	22,020,489

CASH AND DUE FROM BANKS, END OF YEAR	$23,825,288	$23,411,451	$35,218,491

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$24,177,147	$18,677,897	$16,679,365

Income taxes	$533,026	$1,138,685	$2,884,070

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Transfers from loans to real estate acquired, or deemed acquired, through foreclosure	$1,188,433	$2,184,747	$2,706,959

Loans originated to finance the sale of real estate acquired through foreclosure	$383,799	$821,500	$1,149,662

Trading securities transferred to available-for-sale	$3,568,300	$—	$—

Securities purchased not settled	$—	$2,430,000	$—

Securities transferred to held-to-maturity	$—	$—	$86,089,901

(Concluded)

See notes to consolidated financial statements.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Pocahontas Bancorp, Inc. (“Bancorp”), its wholly owned subsidiary, First Community Bank (the “Bank”), as well as the Bank’s subsidiaries, Southern Mortgage Corporation, P.F. Service, Inc. and Sun Realty, Inc. (collectively referred to as the “Company”). All significant intercompany transactions have been eliminated in consolidation. The Bank operates 21 offices in northeastern Arkansas and Tulsa County Oklahoma, as a federally chartered savings and loan.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Due From Banks—For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption “cash and due from banks.” This includes cash on hand and amounts due from depository institutions and highly-liquid investments having a maturity at acquisition of three months or less.

Trading Securities—Equity securities held principally for resale in the near term are classified as trading securities and reported at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held-to-Maturity—Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for the amortization of premiums and the accretion of discounts, which are recognized in income using the level-yield method over the assets’ remaining lives and adjusted for anticipated prepayments. Should other than a temporary decline in the fair value of a security occur, the carrying value of such security would be written down to current market value by a charge to operations. As of September 30, 2006 and 2005, no securities were determined to have other than a temporary decline in fair value below cost. For a debt security transferred into the held-to-maturity category from the available-for-sale category, the unrealized holding gain or loss at the date of the transfer, which is included in accumulated other comprehensive income, is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of any premium or discount.

Securities Available-for-Sale—Available-for-sale securities consist of securities that the Company intends to hold for an indefinite period of time and are reported at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as accumulated other comprehensive income (loss), a separate component of stockholders’ equity, until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary would result in a write-down of the individual security to its fair value. The related write-down would be included in earnings as a realized loss. As of September 30, 2006, no securities were determined to have other than a temporary decline in fair value below cost.

Loans Receivable—Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual principal or interest obligations or where interest or principal is 90 days or more past due. When a loan is placed on nonaccrual status, accrual of interest ceases and, in general, uncollected past due interest (including interest applicable to prior reporting periods, if any) is reversed and charged against current income. Therefore, interest income is not recognized unless the financial condition or payment record of the borrower warrants the recognition of interest income. Interest on loans that have been restructured is generally accrued according to the renegotiated terms.

Loans Receivable Held for Sale—Loans receivable, held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the unpaid principal balance of loans sold, adjusted for unamortized discount points and fees collected from borrowers, deferred origination costs and amounts allocated to retained servicing rights.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Company reviews its loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge offs, net of recoveries. Loans are charged off by reducing the loan balance and the allowance in the period in which the loans are deemed uncollectible in whole or in part.

Management’s periodic evaluation of the appropriateness of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Company considers the characteristics of (1) one-to-four family residential first mortgage loans; (2) automobile loans; and (3) consumer and home improvement loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type and then applying a loss factor to the remaining pool balance based on several factors including classification of the loans as to grade, past loss experience, inherent risks, economic conditions in the primary market areas and other factors which usually are beyond the control of the Company. Those segregated specific

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan’s collateral reduced by any cost of selling and discounted at the loan’s effective interest rate if the estimated time to receipt of monies is more than three months.

Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans and multi-family and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. After segregating specific, poorly performing loans and applying the methodology as noted in the preceding paragraph for such specific loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrowers business or geographic area, loss experience, inherent risks and other factors usually beyond the control of the Company. These loans are then graded and a factor, based on experience, is applied to estimate the probable loss.

Estimates of the probability of loan losses involve an exercise of judgment. While it is possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

Servicing—Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Interest Rate Risk—The Company’s asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Company monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of assets and liabilities to changes in interest rates. The Company’s management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Company to hold its assets as planned. However, the Company is exposed to significant market risk in the event of significant and prolonged interest rate changes.

Foreclosed Real Estate—Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in non-interest expenses. Properties obtained in this matter are also referred to as real estate owned (“REO”).

Premises and Equipment—Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Depreciation for financial statement purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years.

Core Deposit Premiums—Core deposit premiums paid are being amortized over ten years which approximates the estimated life of the purchased deposits. The carrying value of core deposit premiums is

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

periodically evaluated to estimate the remaining periods of benefit. If these periods of benefit are determined to be less than the remaining amortizable life, an adjustment to reflect such shorter life will be made.

Goodwill—Goodwill is tested periodically for impairment and written down to fair value as necessary. As of April 1, 2006 and 2005, the Company performed its annual impairment test and concluded there was no impairment of the carrying value of the Company’s goodwill. Absent any impairment indicators, the Company expects to perform its next impairment test as of April 1, 2007.

Income Taxes—Deferred tax assets and liabilities are recorded for temporary differences between the carrying value and tax bases of assets and liabilities. Such amounts are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in applicable deferred tax assets and liabilities.

Stock Compensation—At September 30, 2006, the Company has two stock-based employee compensation plans, which are more fully described in Note 21. Financial Accounting Standards Board Statement Number 123 (revised 2004) (“FAS 123 (R)”), Share-Based Payments, requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. As of October 1, 2005, the Company adopted FAS 123(R) using the modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remained outstanding at the date of adoption. As of October 1, 2005, the Company’s options were fully vested, requiring no expense to be recorded for the year ended September 30, 2006.

Recently Adopted or Issued Accounting Standards—In November 2005, FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” was issued. The FSP addressed the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. It also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance of the FSP amended FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No 18, The Equity Method of Accounting for Investments in Common Stock. The FSP nullified certain requirements of Emerging Issues Task Force (“EITF”) Issue 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The FSP gives guidance regarding how to determine whether an investment is impaired, if impaired how to evaluate whether the impairment is other-than-temporary, and proper accounting and disclosures for the investments. The Guidance is effective for reporting periods beginning after December 15, 2005; earlier application is permitted. The adoption of EITF 03-1 did not have an effect on the Company’s consolidated financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not file in a particular jurisdiction. The cumulative effect of the changes arising from the initial application of FIN 48 is required to be

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

reported as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the impact, if any, of the adoption of FIN 48 on our financial statements.

Reclassifications—Certain 2004 and 2005 amounts have been reclassified to conform to the 2006 presentation. Accrued interest payable is being presented as a separate line item on the Consolidated Statements of Financial Condition in 2006 compared to 2005, dividends are being presented as a separate line item on the Consolidated Statements of Income in 2006 compared to 2005 and 2004, and other comprehensive income is presented in the Consolidated Statements of Stockholders’ Equity in 2006 instead of in a Statement of Income and Other Comprehensive Income in 2005 and 2004.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of financial instruments at September 30, 2006 and 2005, were as follows (items which are not financial instruments are not included):

	2006		2005
	Carrying Amounts	Estimated Fair Value	Carrying Amounts	Estimated Fair Value
Financial assets and liabilities:
Cash and due from banks	$23,825,288	$23,825,288	$23,411,451	$23,411,451
Cash surrender value of life insurance	8,392,191	8,392,191	8,019,097	8,019,097
Securities held-to-maturity	133,120,083	130,187,272	129,952,373	127,755,514
Securities available-for-sale	93,561,067	93,561,067	99,460,045	99,460,045
Trading securities	—	—	3,126,044	3,126,044
Loans receivable, net	431,768,328	432,669,000	426,538,047	423,664,000
Loans receivable held for sale	3,243,591	3,308,000	3,057,985	3,260,000
Accrued interest receivable	5,037,759	5,037,759	4,487,837	4,487,837
Federal Home Loan Bank stock	6,571,500	6,571,500	7,962,000	7,962,000
Demand and savings deposits	216,605,387	216,605,387	246,257,677	245,604,000
Time deposits	341,183,044	339,821,000	267,786,057	267,157,000
Federal Home Loan Bank advances	104,398,292	104,198,000	148,645,397	147,967,000

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair values for cash and due from banks, cash surrender value of life insurance, accrued interest receivable, and FHLB stock are considered to approximate cost. The estimated fair values for securities are based on quoted market values for the individual securities or for equivalent securities. The fair value for loans is estimated by discounting the future cash flows using the current rates the Company would charge for similar such loans at the applicable date. The estimated fair values for demand and savings deposits are based on the amounts for which they could be settled on demand. The estimated fair values for time deposits and FHLB advances are based on estimates of the rate the Company would pay on such deposits and borrowed funds at the applicable date, applied for the time period until maturity. The estimated fair values for other financial

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

instruments approximate cost and are not considered significant to this presentation. Fair values for the Company’s off-balance-sheet instruments, which consist of lending commitments and standby and commercial letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance-sheet instruments is not significant.

3. SECURITIES

The amortized cost and estimated fair values of securities at September 30 are as follows:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$133,380	$3,866,620
US Government Treasury Notes	19,920,698	—	176,948	19,743,750
Mortgage Backed Securities	61,329,055	—	2,755,893	58,573,162
Municipal bonds	47,870,330	268,955	135,545	48,003,740

Total	$133,120,083	$268,955	$3,201,766	$130,187,272

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$95,214,934	$—	$3,520,437	$91,694,497
Preferred Security	111,350	—	3,325	108,025
Equity Securities (Common Stock)	826,244	26,000	56,799	795,445
Mutual fund	1,000,000	—	36,900	963,100

Total	$97,152,528	$26,000	$3,617,461	$93,561,067

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity
US Government Agencies	$4,000,000	$—	$74,057	$3,925,943
US Government Treasury Notes	19,844,509	—	133,571	19,710,938
Mortgage Backed Securities	76,704,653	9,560	2,101,766	74,612,447
Municipal bonds	29,403,211	257,902	154,927	29,506,186

Total	$129,952,373	$267,462	$2,464,321	$127,755,514

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
Mortgage backed securities	$101,343,904	$—	$2,859,874	$98,484,030
Mutual fund	1,000,000	—	23,985	976,015

Total	$102,343,904	$—	$2,883,859	$99,460,045

The amortized cost and estimated fair value of securities at September 30, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$11,643,160	$11,582,568	$—	$—
Due from one year to five years	18,784,018	18,607,185	—	—
Due from five years to ten years	9,630,181	9,629,987	—	—
Due after ten years	31,733,669	31,794,370	—	—
Mortgage backed securities	61,329,055	58,573,162	95,214,934	91,694,497
Preferred Security	—		111,350	108,025
Equity Securities (Common Stock)	—		826,244	795,445
Mutual fund	—	—	1,000,000	963,100

Total	$133,120,083	$130,187,272	$97,152,528	$93,561,067

Available-for-sale securities with a carrying value and a fair value of $41,759,272 and $16,440,711 at September 30, 2006 and 2005, respectively, and held-to-maturity securities with a carrying value of $65,953,046 and a fair value of $64,641,364 at September 30, 2006, and a carrying value of $87,277,527 and a fair value of $85,722,293 at September 30, 2005, were pledged to collateralize public and trust deposits.

For the years ended September 30, 2006, 2005, and 2004, proceeds from the sales of securities available-for-sale amounted to $2,900,647, $49,180,848, and $86,953,100, respectively. Gross realized gains amounted to $295,059, $566,790, and $845,892, respectively. Gross realized losses amounted to $25,118, $851, and $460,026, respectively.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following table presents those investments of the Company with gross unrealized losses, along with the related fair value, by investment category and length of time in a loss position. These individual securities have been in a continuous unrealized loss position as of September 30, 2006.

Security Description	Less than 12 months		12 months or longer		Total
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Held-to-Maturity
U.S. Government agency obligations	$—	$—	$3,866,620	$(133,380)	$3,866,620	$(133,380)
U.S. Government Treasury obligations	—	—	19,743,750	(176,948)	19,743,750	(176,948)
Mortgage-backed securities	—	—	58,573,162	(2,755,893)	58,573,162	(2,755,893)
Municipal Bonds	7,406,237	(35,967)	7,177,054	(99,578)	14,583,291	(135,545)

	$7,406,237	$(35,967)	$89,360,586	$(3,165,799)	$96,766,823	$(3,201,766)

Available-for-Sale
Mortgage-backed securities	$12,688,113	$(107,337)	$79,006,384	$(3,413,100)	$91,694,497	$(3,520,437)
Preferred Security	108,025	(3,325)	—	—	108,025	(3,325)
Equity Securities (Common Stock)	486,945	(34,049)	58,500	(22,750)	545,445	(56,799)
Mutual Fund	963,100	(36,900)	—	—	963,100	(36,900)

	$14,246,183	$(181,611)	$79,064,884	$(3,435,850)	$93,311,067	$(3,617,461)

Management of the Company anticipates that the market values of its investments which have unrealized losses for 12 months or longer at September 30, 2006, will increase to at least the cost of the investment to the Company. The investments with indicated losses above include debt securities whose market values have declined due to interest rate fluctuations and equity securities whose decline appears to be due to normal market factors including the issuer’s financial performance. In determining that the investment is not other-than-temporarily impaired the Company considered reports of financial specialists and the volatility of the investment’s fair value.

U.S. Government Obligations. The unrealized losses on the Company’s investments in U.S. Treasury obligations and direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Federal Agency Mortgage-Backed Securities. The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Company purchased those investment securities at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Municipal Bonds. The unrealized losses on the Company’s investments in municipal bonds were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2006.

Mutual Fund. The unrealized loss on the Company’s investment in the CRA Mutual Fund was caused by interest rate increases. The composition of the Fund includes Asset Backed Securities/CMOs, Targeted Mortgage-backed Securities, FNMA, Taxable Municipal Bonds, Money markets, and project loans. Because the Company has the ability and intent to hold this investment until a recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at September 30, 2006.

4. LOANS RECEIVABLE

Loans receivable at September 30 are summarized as follows:

	2006	2005
Real estate loans:
Single-family residential	$127,993,914	$133,438,043
Multifamily residential	9,623,559	8,812,085
Agricultural	18,095,981	20,190,397
Commercial	130,415,628	135,810,958

Total real estate loans	286,129,082	298,251,483

Other loans:
Savings account loans	6,669,883	6,279,261
Commercial business	78,594,307	80,695,014
Other	69,313,129	52,150,010

Total other loans	154,577,319	139,124,285

Total loans receivable	440,706,401	437,375,768

Less:
Undisbursed loan proceeds	5,796,604	7,456,048
Unearned fees, net	147,412	172,412
Allowance for loan losses	2,994,057	3,209,261

Loans receivable, net	$431,768,328	$426,538,047

The Company originates adjustable rate mortgage loans to hold for investment. The Company also originates 15 year, 20 year and 30 year fixed-rate mortgage loans and sells substantially all new originations of such loans to outside investors. Such loans are typically originated for sale. These loans are typically held for sale only a short time, and were approximately $3.2 million and $3.1 million as of September 30, 2006 and 2005, respectively. Normally the short time between origination and sale does not provide for significant differences between cost and market values.

During 2006, the Company sold the servicing rights on $97.2 million of loans previously sold to Fannie Mae for a net gain of $159 thousand.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is not committed to lend additional funds to debtors whose loans have been modified.

The Company grants real estate, commercial, consumer and agricultural real estate loans, primarily in northeastern Arkansas and Tulsa County Oklahoma. Substantially all loans are collateralized by real estate or consumer assets.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at September 30 is summarized as follows:

	2006	2005
Securities	$1,191,180	$1,050,443
Loans receivable	3,846,579	3,437,394

TOTAL	$5,037,759	$4,487,837

6. ALLOWANCE FOR LOAN AND FORECLOSED REAL ESTATE LOSSES

Activity in the allowance for losses on loans and foreclosed real estate for the years ended September 30, 2006, 2005 and 2004 is as follows:

	Loans	Foreclosed Real Estate
BALANCE, OCTOBER 1, 2003	$4,067,660	$88,293
Provision for losses	3,900,000	272,515
Charge-offs	(4,645,193)	(317,717)
Recoveries	443,033	34,264

BALANCE, SEPTEMBER 30, 2004	3,765,500	77,355
Provision for losses	525,000	161,200
Charge-offs	(2,309,202)	(201,244)
Recoveries	1,227,963	7,000

BALANCE, SEPTEMBER 30, 2005	3,209,261	44,311
Provision for losses	845,000	76,700
Charge-offs	(1,522,663)	(111,939)
Recoveries	462,459	4,411

BALANCE, SEPTEMBER 30, 2006	$2,994,057	$13,483

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The following is a summary of information pertaining to impaired and non-accrual loans:

	September 30,
	2006	2005
	(in thousands)
Impaired loans with a valuation allowance	$1,875	$937
Impaired loans without a valuation allowance	—	—

Total Impaired Loans	$1,875	$937

Valuation allowance related to impaired loans	$409	$229
Total non-accrual loans	$2,059	$3,936
Total loans past-due ninety days or more and still accruing	$4	$161

	Years Ended September 30,
	2006	2005
	(in thousands)
Average investment in impaired loans	$1,354	$4,700

Interest income recognized on impaired loans	$69	$35

Interest income recognized on a cash basis on impaired loans is not significantly different from interest recognized on impaired loans above. No additional funds are committed to be advanced in connection with impaired loans.

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30 are summarized as follows:

	2006	2005
Cost:
Land	$3,654,614	$3,654,614
Buildings and improvements	14,429,261	14,186,463
Furniture, fixtures, and equipment	5,638,965	5,481,484

	23,722,840	23,322,561
Less accumulated depreciation	(7,846,347)	(6,605,649)

TOTAL	$15,876,493	$16,716,912

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The Company is obligated under various non-cancelable operating leases for premises and equipment. Rental expense was $125,000, $122,000, and $131,000 for the years ended September 30, 2006, 2005 and 2004, respectively. Most of the leases contain options to extend for periods of 5 years. As of September 30, 2006, the approximate future minimum lease payments due under the aforementioned operating leases for their base terms are as follows:

Years ending September 30:
2007	$125,931
2008	117,216
2009	69,927
2010	55,539
2011	4,177

Total	$372,792

8. GOODWILL AND CORE DEPOSIT PREMIUMS, NET

There has been no change in the $8,847,572 carrying amount of goodwill for the years ended September 30, 2006 and 2005.

As of September 30, 2006, the Company has total core deposit intangible assets of $4,350,114 net of accumulated amortization of approximately $5,240,092. Core deposit intangible assets are estimated to have a useful life of 10 years.

The amortization of core deposit premiums is reported in the “interest expense on deposits” line item of the Company’s Consolidated Statements of Income. Total amortization expense for core deposit intangible assets was approximately $973,204, $973,204, and $944,696 for the years ended September 30, 2006, 2005, and 2004 respectively. Amortization expense for the net carrying amount of core deposit intangible assets at September 30, 2006 is estimated to be as follows:

Years ending September 30:
2007	$973,204
2008	838,883
2009	794,109
2010	794,109
2011	643,060
After September 30, 2011	306,749

Total	$4,350,114

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

9. DEPOSITS

Deposits at September 30 are summarized as follows:

	2006	2005
Checking accounts, including noninterest-bearing deposits of $32,426,589 and $40,043,005 in 2006 and in 2005, respectively	$181,900,018	$200,411,165
Passbook savings	34,705,369	45,846,512
Certificates of deposit	341,183,044	267,786,057

TOTAL	$557,788,431	$514,043,734

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $152,742,712 and $115,268,031 at September 30, 2006 and 2005, respectively.

At September 30, 2006, scheduled maturities of certificates of deposit, net are as follows:

Total
Years ending September 30:
2007	$271,418,792
2008	39,774,661
2009	17,591,134
2010	8,396,597
2011	4,132,360

Subtotal	$341,313,544
Unamortized acquisition adjustment	(130,500)

TOTAL	$341,183,044

Interest expense on deposits for the years ended September 30, 2006, 2005, and 2004, is summarized as follows:

	2006	2005	2004
Checking	$3,905,559	$3,191,612	$3,529,430
Savings	921,980	851,069	585,210
Certificates of deposit	12,277,539	8,189,538	7,505,007

TOTAL	$17,105,078	$12,232,219	$11,619,647

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

10. FEDERAL HOME LOAN BANK STOCK AND ADVANCES

The Company is required to purchase stock in the FHLB. Such stock may be redeemed at par but is not readily marketable. At September 30, 2006 and 2005, the Company had stock of $6,571,500 and $7,962,000, respectively. Pursuant to collateral agreements with the FHLB, advances are collateralized by all of the Company’s stock in the FHLB and by 75% of qualifying loans with a carrying value at September 30, 2006 and 2005, of approximately $138,991,000 and $136,740,000, respectively. Advances at September 30, 2006 and 2005, have maturity dates as follows:

	2006		2005
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
September 30:
2006		$—	2.93%	$76,980,000
2007	3.99%	75,500,000	3.31%	49,500,000
2008	3.91%	10,357,965	3.95%	10,574,980
2009	4.43%	5,000,000	4.43%	5,000,000
2010	7.03%	4,000,000	7.03%	4,000,000
2011	5.06%	7,000,000		—
Thereafter	6.97%	2,540,327	6.97%	2,590,417

TOTAL	4.26%	$104,398,292	3.36%	$148,645,397

Interest expense on FHLB advances was $5,195,592, $4,997,198, and $3,657,921, for the years ended September 30, 2006, 2005, and 2004, respectively. Interest rates on all FHLB advances are fixed as of September 30, 2006.

11. TRUST PREFERRED SECURITIES

On March 28, 2001, Pocahontas Capital Trust I, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $7.5 million of 10.18% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 10.18% subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital Trust I on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust I is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust I and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on June 6, 2031; however, they may be prepaid, prior to maturity at any time on or after June 8, 2011, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

On November 28, 2001, Pocahontas Capital Trust II, a Delaware statutory business trust wholly owned by Pocahontas Bancorp, Inc., sold to qualified buyers in a private placement offering $10.0 million of variable rate (LIBOR +3.75%) cumulative trust preferred securities. The coupon resets semi-annually and has a coupon cap of 11.0% until December 8, 2006. The proceeds were used to purchase an equal principal amount of variable rate (LIBOR +3.75%) subordinated debentures of Pocahontas Bancorp, Inc. Pocahontas Bancorp, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Pocahontas Capital

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Trust II on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the consolidated statements of financial condition as liabilities. The sole asset of Pocahontas Capital Trust II is the subordinated debentures issued by Pocahontas Bancorp, Inc. Both the preferred securities of Pocahontas Capital Trust II and the subordinated debentures of Pocahontas Bancorp, Inc. will mature on December 8, 2031; however, they may be prepaid, prior to maturity and upon prior approval from the OTS at any time on or after December 8, 2006, or earlier upon the occurrence of a special event as defined as certain changes in tax or investment company laws or regulatory capital requirements.

For the years ended September 30, 2006, 2005 and 2004, interest expense incurred on the trust preferred securities totaled $1,610,239, $1,440,363, and $1,286,688, respectively. Such interest is shown under interest expense as a separate line item, in the consolidated statements of income.

12. DEFERRED COMPENSATION

The Company has funded and unfunded deferred compensation agreements with a former executive and non-officer members of the Board of Directors. The plans limit the ability of the executive to compete with the Company and require that the directors continue to serve for a specified period of time. The amount of expense related to such plans for the years ended September 30, 2006, 2005, and 2004, was approximately $1,700, $14,000, and $13,000, respectively. As of September 30, 2006 and 2005, approximately $23,000, and $302,000, respectively was payable under the remaining agreements.

On March 2, 1999, the Company, the Bank, and an executive entered into an Employment Separation Agreement and Release (the “Agreement”). The Agreement provides, among other things, for the payment by the Company to the executive of $2,750,000, plus interest on the unpaid balance at the federal funds rate as determined monthly, in installments of not less than $150,000 annually, with the entire unpaid amount due upon the executive’s death. The unpaid balance, including accrued interest, was approximately $1,766,000 and $1,875,000 at September 30, 2006 and 2005, respectively.

13. RETIREMENT PLAN AND 401K AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a 401K and Employee Stock Ownership Plan (“ESOP”). The 401K portion of the plan has semi-annual open enrollment dates and covers all employees who have accumulated one hour of service in each year. The Company can make either matching contributions or contribute an amount equal to a flat percentage rate, selected by discretion of the Board of Directors, applied to the base salary of each eligible employee. The Company made no contributions to the 401K portion of the plan for the years ended September 30, 2006, 2005 and 2004.

The Company established the ESOP on March 31, 1998. The plan covers all employees who have accumulated one year with 1,000 hours of service in each year. In 2003, the ESOP established a $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. In 2004, the ESOP established a second $2.0 million line of credit with the Company that was to be used to purchase additional shares of Company stock. Both loans were collateralized by the shares that were purchased with the proceeds of the loan; as of September 30, 2004, the ESOP owed $0.3 million on the first line of credit and $1.8 million on the second line of credit.

During October 2004, the ESOP established a third line of credit for $3.1 million with the Company to be used to payoff the outstanding balances of $0.3 million on the first line of credit and the $1.8 million on the

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

second line of credit and purchase up to $1.0 million in additional shares of Company stock on or before December 31, 2005. The loan is collateralized by shares that were purchased with the proceeds of the loans; as of September 30, 2005, the ESOP owed $1.8 million on the line of credit. As the loan is repaid, ESOP shares will be allocated to participants of the ESOP and are available for release to the participants subject to the vesting provisions of the ESOP. The Company contributed $316,757, $503,605, and $717,636, respectively, to the ESOP in years ended September 30, 2006, 2005, and 2004.

The Company also has a supplemental retirement plan for certain executive officers. The plan requires that a set amount be deposited into a trust each year until the executive officers reach 60 years of age. The amount of expense related to such plans was approximately $122,000, for each of the years ended September 30, 2006, 2005, and 2004, respectively.

14. INCOME TAXES

Bancorp and its subsidiaries file consolidated federal income tax returns on a fiscal year basis. During the year ended September 30, 1997, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Company began changing its method of determining bad debt reserves for tax purposes following the year ended September 30, 1996. The amounts to be recaptured for income tax reporting purposes are considered by the Company in the determination of the net deferred tax liability.

Income tax provision (benefit) for the years ended September 30 is summarized as follows:

	2006	2005	2004
Current tax
Federal	$498,393	$535,991	$2,335,897
State	(54,950)	72,903	451,937

	443,443	608,894	2,787,834
Deferred tax
Federal	(478,401)	404,860	(1,117,427)
State	(55,592)	82,780	(207,163)

	(533,993)	487,640	(1,324,590)

Total	$(90,550)	$1,096,534	$1,463,244

For the year ended September 30, 2006, the Company incurred federal alternative minimum tax of approximately $269,000 due principally to significant earnings from tax-exempt municipal bonds and the increase in the cash surrender value of officers’ life insurance. This amount will be available as a credit to offset regular federal tax in future years.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The income tax provision differed from the amounts computed by applying the federal income tax rates as a result of the following:

	2006		2005		2004
Expected income tax expense	34.0%	$721,847	34.0%	$1,496,541	34.0%	$1,672,752
Exempt income	(30.1)	(639,913)	(8.1)	(358,600)	(6.4)	(314,175)
Cash surrender value of life insurance	(5.5)	(117,257)	(2.4)	(104,851)	(2.2)	(107,839)
State tax, net of federal benefit	(3.4)	(72,958)	2.4	104,345	3.3	161,551
Other	0.8	17,731	(0.6)	(40,901)	1.0	50,955

TOTAL	(4.3)%	$(90,550)	25.3%	$1,096,534	29.7%	$1,463,244

The net deferred tax amount, which is included in other assets (liabilities), consisted of the following:

	2006	2005
Deferred tax assets:
Deferred compensation	$712,092	$869,288
Allowance for loan losses	1,633,504	1,857,974
Unrealized loss on available-for-sale securities	1,221,097	980,512
Acquired deposit discount	75,779	—
Acquired loan premium	170,790	—
Tax credits	268,789	—
Other	17,271	17,946

Total deferred tax assets	4,099,321	3,725,720
Deferred tax liabilities:
Acquired core deposit intangible	(740,068)	(1,001,136)
Acquired deposit discount	—	(156,643)
Acquired loan premium	—	(21,351)
FHLB stock dividends	(315,956)	(214,572)
Other	(407,145)	(470,444)

Total deferred tax liabilities	(1,463,169)	(1,864,146)

Net deferred tax asset (liability)	$2,636,152	$1,861,574

The Company provides for the recognition of a deferred tax asset or liability for the future tax consequences of differences in carrying amounts and tax bases of assets and liabilities. Specifically exempted from this provision are bad debt reserves for tax purposes of U.S. savings and loan associations in the association’s base year, as defined. Base year reserves total approximately $3,600,000. Consequently, a deferred tax liability of approximately $1,378,000 related to such reserves is not provided for in the statement of financial condition.

15. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets,

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) to risk weighted assets (as defined). Management believes, as of September 30, 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of September 30, 2006 and 2005, the most recent notification from the Office of Thrift Supervision (“OTS”) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible, and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts (in thousands) and ratios are also presented in the table:

	Actual		Required For Capital Adequacy Purposes		Required To Be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2006:
Tangible capital to tangible assets	$54,579	7.51%	$10,906	1.50%	N/A	N/A
Core capital to adjusted tangible assets	54,579	7.51	29,084	4.00	$36,355	5.00
Total capital to risk weighted assets	57,573	12.39	37,176	8.00	46,471	10.00
Tier I capital to risk weighted assets	54,579	11.74	18,588	4.00	27,882	6.00
As of September 30, 2005:
Tangible capital to tangible assets	$49,414	6.80%	$10,903	1.50%	N/A	N/A
Core capital to adjusted tangible assets	49,414	6.80	29,074	4.00	$36,343	5.00
Total capital to risk weighted assets	52,623	11.50	36,595	8.00	45,743	10.00
Tier I capital to risk weighted assets	49,414	10.80	18,297	4.00	27,446	6.00

16. RETAINED EARNINGS

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Bank’s stockholder’s equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions. This requirement effectively limits the dividend paying ability of the Company in that the Company must maintain an investment in equity of the Bank sufficient to enable the Bank to meet its requirements as noted above. Required capital amounts are shown in Note 15 to the consolidated financial statements. Liquidation account balances are not maintained because of the cost of maintenance and the remote likelihood of complete liquidation. Additionally, the Bank is limited to distributions it may make to Bancorp without OTS approval if the distribution would cause the total distributions to exceed the Bank’s net income for the year to date plus the Bank’s net income (less distributions) for the preceding two years. Bancorp may use assets other than its investment in the Bank as a source of dividends.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

17. EARNINGS PER SHARE

The earnings per share amounts were computed using the weighted average number of shares outstanding during the periods presented. In accordance with Statement of Position No. 93-6, Employers’ Accounting for Employee Stock Ownership Plans, issued by the American Institute of Certified Public Accountants, shares owned by the Company’s Employee Stock Ownership Plan that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

The weighted average numbers of shares used in the basic and diluted earnings per share calculation are set out in the table below:

	Year Ended September 30
	2006	2005	2004
Basic EPS weighted average shares	4,508,501	4,492,462	4,470,913
Add dilutive effect of unexercised options	68,764	78,772	126,184

Dilutive EPS weighted average shares	4,577,265	4,571,234	4,597,097

18. CONTINGENCIES

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

19. OFF-BALANCE SHEET ARRANGEMENTS AND COMMITMENTS

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments include, but are not limited to the origination, purchase, or sale of loans, the purchase of investment securities, fulfillment of commitments under letters-of-credit, extensions of credit on home equity lines of credit and construction loans, and the commitment to fund withdrawals of savings accounts at maturity.

At September 30, 2006, the Company’s off-balance sheet arrangements principally included lending commitments, which are described below. At September 30, 2006, the Company had no interests in non-consolidated special purpose entities. At September 30, 2006, commitments included:

Total approved loan origination commitments outstanding were $6.4 million.

Rate lock agreements with customers of $3.7 million, all of which have been locked with an investor.

Undisbursed balances of construction loans of $5.8 million.

Total unused lines of credit of $26.9 million.

Outstanding letters of credit of $0.7 million.

Total certificates of deposit scheduled to mature in one year or less of $271.3 million.

Total unfunded commitments to originate loans for sale and the related commitments to sell of $3.7 million meet the definition of a derivative financial instrument; the related asset and liability are considered immaterial at September 30, 2006.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds, through repayments, deposits and borrowings, to meet its current commitments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support such financial instruments with credit risk.

Commitments to Extend Credit and Financial Guarantees—Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds marketable securities as collateral supporting these commitments for which collateral is deemed necessary.

The Company has not incurred any losses on its commitments in any of the three years in the period ended September 30, 2006.

20. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has made loans to its directors, officers, and their related business interests. In the opinion of management, related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of loans outstanding to directors, officers, and their related business interests total approximately $14,886,239, and $13,110,829 at September 30, 2006, and 2005, respectively. During the year ended September 30, 2006, total principal additions were $7,977,280 and total principal reductions were $6,201,870.

Deposits from related parties held by the Company at September 30, 2006, and 2005, amounted to $5,586,355 and $4,823,108, respectively.

21. RESTRICTED STOCK AWARD PROGRAMS AND STOCK OPTION PLANS

1998 Stock Option Plan—

The Company’s stockholders adopted the 1998 Stock Option Plan (“SOP”) on October 23, 1998. The SOP provides for a committee of the Company’s Board of Directors to award any one or a combination of incentive stock options, non-statutory or compensatory stock options, limited rights, dividend equivalent rights and reload options, representing up to 357,075 shares of the Company’s stock. The options will vest in equal amounts over five years beginning one year from the date of grant. Options granted vest immediately in the event of retirement,

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

disability, or death and are generally exercisable for a three year period following such event. Outstanding stock options expire no later than 10 years from the date of grant. Under the SOP, options have been granted to directors and key employees of the Company. The exercise price in each case equals the fair market value of the Company’s stock at the date of grant. The Company granted 350,000 options on October 23, 1998, which have an exercise price of $9.00 per share, the fair value of the stock on that date. The weighted average remaining contractual life of the options as of September 30, 2006, is 2.1 years.

Stock Options Assumed in Acquisition—

During the year ended September 30, 2002, the Company completed its acquisition of North Arkansas Bancshares, Inc. The Company assumed 30,970 in stock options granted to employees and directors of North Arkansas Bancshares, Inc. related to such acquisition. All options granted to non-employee directors shall expire one year after the non-employee director ceases to maintain continuous service.

A summary of the activity of the Company’s stock option plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at October 01, 2004	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2005	190,831	$8.77

Granted	—
Exercised	—
Forfeited	—

Outstanding at September 30, 2006	190,831	$8.77

Options exercisable at September 30, 2004	190,831	$8.77

Options exercisable at September 30, 2005	190,831	$8.77

Options exercisable at September 30, 2006	190,831	$8.77

1998 Recognition Plan

The 1998 Recognition and Retention Plan (“RRP”) provides for a committee of the Company’s Board of Directors to award restricted stock to key officers as well as non-employee directors. The RRP authorizes the Company to grant up to 142,830 shares of the Company’s common stock. The Committee granted 142,830 shares to key officers and non-employee directors on October 23, 1998.

Compensation expense was recognized based on the fair market value of the shares on the grant date of $9.00 over the vesting period. The shares vested equally over a five year period with the first vesting date of January 3, 2000. All expense associated with this plan has been recognized.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

22. OTHER COMPREHENSIVE INCOME

	Year Ended September 30, 2006
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(214,612)	$72,968	$(141,644)
Less reclassification adjustment for gains included in net income	(269,941)	91,780	(178,161)

Other comprehensive income (loss)	$(484,553)	$164,748	$(319,805)

	Year Ended September 30, 2005
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,161,632)	$734,955	$(1,426,677)
Less reclassification adjustment for gains included in net income	(565,939)	192,419	(373,520)

Other comprehensive income (loss)	$(2,727,571)	$927,374	$(1,800,197)

	Year Ended September 30, 2004
	Before Tax Amount	Tax Benefit	Net-of-Tax Amount
UNREALIZED GAINS (LOSSES) ON SECURITIES:
Unrealized holding gain (loss) on securities arising during period	$(2,063,261)	$701,509	$(1,361,752)
Less reclassification adjustment for gains included in net income	(385,867)	131,195	(254,672)

Other comprehensive income (loss)	$(2,449,128)	$832,704	$(1,616,424)

23. MERGER AGREEMENT

On July 26, 2006, the Company entered into a definitive agreement with IBERIABANK Corporation (“IBERIABANK”) pursuant to which IBERIABANK will acquire the Company. According to the agreement, shareholders of Bancorp will receive 0.2781 share of IBERIABANK common stock per outstanding share of Bancorp common stock. The merger consideration is not subject to caps or collars. The transaction is expected to be consummated in the first calendar quarter of 2007, subject to regulatory and Bancorp shareholder approvals. Subsequent to completion of the merger, First Community Bank will operate as a separately chartered banking subsidiary of IBERIABANK.

24. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following condensed statements of financial condition as of September 30, 2006 and 2005, and condensed statements of income and cash flows for the years ended September 30, 2006, 2005 and 2004, for Pocahontas Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
Cash	$20,690	$—
Deposit in Bank	4,916,039	6,297,468
Investment in Bank	65,340,575	62,061,533
Loan receivable	1,815,885	2,056,529
Investment securities	903,470	3,126,044
Other assets	1,747,576	1,323,652

TOTAL ASSETS	$74,744,235	$74,865,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$3,038,363	$3,659,300
Deferred compensation	1,766,221	1,874,989
Trust preferred securities	16,983,450	16,962,683
Stockholders’ equity	52,956,201	52,368,254

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,744,235	$74,865,226

CONDENSED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
INCOME:
Dividend from the Bank	$—	$4,000,000	$5,500,000
Interest and investment income	543,898	497,144	536,154

Total Income	543,898	4,497,144	6,036,154

EXPENSES:
Interest expense	1,703,511	1,568,526	1,335,162
Operating expenses	1,090,918	748,985	671,960

Total Expenses	2,794,429	2,317,511	2,007,122

EARNINGS (LOSS) BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(2,250,531)	2,179,633	4,029,032

INCOME TAX BENEFIT	887,836	726,535	517,437

EARNINGS (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF BANK SUBSIDIARY	(1,362,695)	2,906,168	4,546,469

EQUITY IN UNDISTRIBUTED EARNINGS (DISTRIBUTIONS IN EXCESS OF EARNINGS) OF BANK SUBSIDIARY	3,576,325	332,888	(1,089,855)

NET INCOME	$2,213,630	$3,239,056	$3,456,614

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

POCAHONTAS BANCORP, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$2,213,630	$3,239,056	$3,456,614
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank subsidiary	(3,576,325)	(332,888)	1,089,855
ESOP allocation	213,056	335,987	—
Amortization	20,767	20,766	20,767
Gain on sales of securities	(265,857)	—	—
Changes in operating assets and liabilities:
Trading securities	(442,256)	(1,143,679)	(485,113)
Loan receivable	240,644	34,696	(1,553,104)
Other assets	(412,324)	(559,079)	166,505
Accrued expenses and other liabilities	(697,046)	623,938	(74,045)
Deferred compensation	(108,769)	(107,945)	(125,737)

Net cash (used) provided by operating activities	(2,814,480)	2,110,852	2,495,742

INVESTING ACTIVITIES:
Proceeds from sales of investments	2,896,563	—	—

Net cash provided by investing activities	2,896,563	—	—

FINANCING ACTIVITIES:
Options exercised	—	—	924,703
Dividends paid	(1,442,822)	(1,438,506)	(1,442,791)
Purchase of treasury stock	—	—	(230,344)

Net cash used by financing activities	(1,442,822)	(1,438,506)	(748,432)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,360,739)	672,346	1,747,310

CASH AND CASH EQUIVALENTS:
Beginning of year	6,297,468	5,625,122	3,877,812

End of year	$4,936,729	$6,297,468	$5,625,122

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

25. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables represent summarized data for each of the four quarters in the years ended September 30, 2006 and 2005:

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$10,145	$9,816	$9,770	$9,451
Interest expense	6,550	6,204	5,879	5,498

Net interest income	3,595	3,612	3,891	3,953
Provision for loan losses	535	—	310	—

Net interest income after provision for loan losses	3,060	3,612	3,581	3,953
Non-interest income	1,065	1,150	1,352	1,455
Non-interest expense	4,247	4,161	4,379	4,317

Income before income taxes	(122)	601	554	1,091
Income tax expense (benefit)	(209)	(38)	(77)	234

Net income	$87	$639	$631	$857

Basic earnings per share	$0.02	$0.14	$0.14	$0.19
Diluted earnings per share	$0.01	$0.14	$0.14	$0.19
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

	2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)
Interest income	$9,071	$9,059	$8,724	$8,778
Interest expense	5,102	4,862	4,567	4,411

Net interest income	3,969	4,197	4,157	4,367
Provision for loan losses	400	—	—	125

Net interest income after provision for loan losses	3,569	4,197	4,157	4,242
Non-interest income	1,572	1,734	819	1,551
Non-interest expense	4,427	4,653	4,325	4,100

Income before income taxes	714	1,278	651	1,693
Income tax expense (benefit)	(140)	440	221	576

Net income	$854	$838	$430	$1,117

Basic earnings per share	$0.19	$0.19	$0.09	$0.25
Diluted earnings per share	$0.19	$0.19	$0.09	$0.24
Cash dividends declared per common share	$0.08	$0.08	$0.08	$0.08

26.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements included in its Form 10-K/A for the year ended September 30, 2005, the Company determined that a restatement of the amounts for the taxable and nontaxable securities interest income line items of the consolidated statement of income for the year

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

ended September 30, 2004 was necessary due to a classification error. The previously reported nontaxable securities interest income of $0.3 million was understated by $0.6 million and the previously reported taxable securities interest income of $11.8 million was overstated by $0.6 million for the year ended September 30, 2004. The reclassification within securities interest income had no effect on total interest income or any other financial statement line item. In addition, the Company determined that amounts previously presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 contained errors related to the Company’s transfers from loans to real estate acquired, or deemed acquired, through foreclosure and the loans originated to finance the sale of real estate acquired through foreclosure. As a result, the accompanying consolidated statements of cash flows for the years ended September 30, 2005, and 2004 have been restated to eliminate the effect of the non cash transactions from both the investing activities and operating activities sections. These corrections resulted in an increase in net cash provided by operating activities and a corresponding decrease in cash provided by (or increase in cash used in) investing activities of $2.2 million, and $2.7 million from those amounts previously restated in the consolidated statements of cash flows for the years ended September 30, 2005 and 2004, respectively. There was no change in the net increase (decrease) in cash resulting from these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

As previously reported in its Form 10-K/A for the year ended September 30, 2005, the Company had also previously determined that amounts presented in the Company’s consolidated statement of cash flows for the year ended September 30, 2005, reflected an error in the presentation of the Company’s investment securities that were purchased, but not yet settled, at September 30, 2005. An error in the presentation of the receipt of stock dividends paid on FHLB stock has also been corrected for the years ended September 30, 2005 and 2004. As a result, the consolidated statement of cash flows for the year ended September 30, 2005 has previously been restated to present the purchase of securities not yet settled at September 30, 2005 as a non-cash activity rather than in the investing activities and operating activities sections. The amounts presented in the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 also reflect a correction in the presentation of the receipt of stock dividends on FHLB stock as an adjustment to reconcile net income to net cash provided by operating activities rather than investing activities. There was no change in the net increase (decrease) in cash resulting from either of these corrections. Further, these changes had no effect on the Company’s consolidated statements of income, consolidated statements of financial condition, or consolidated statements of shareholders’ equity.

POCAHONTAS BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004

The effect of the restatements on the Company’s consolidated statements of cash flows for the years ended September 30, 2005 and 2004 is reflected in the table below:

Consolidated statement of cash flows:

	2005			2004
	As originally reported	As previously restated	As currently restated	As originally reported	As previously restated	As currently restated
OPERATING ACTIVITIES:
Stock dividends on FHLB stock	$—	$(257,700)	$(257,700)	$—	$(113,400)	$(113,400)
Changes in operating assets and liabilities:
Other assets	(3,308,409)	(3,308,409)	(1,123,662)	(874,352)	(874,352)	1,832,607
Accrued expenses and other liabilities	3,743,021	1,313,021	1,313,021	(798,322)	(798,322)	(798,322)
Net cash provided by operating activities	3,586,039	898,339	3,083,086	8,100,223	7,986,823	10,693,782

INVESTING ACTIVITIES:
Purchases of available for sale and held to maturity securities	(83,004,357)	(80,574,357)	(80,574,357)	(112,557,349)	(112,557,349)	(112,557,349)
Net (increase) decrease in FHLB Bank stock	(36,100)	221,600	221,600	(2,342,200)	(2,228,800)	(2,228,800)
Increase in loans, net	(44,679,765)	(44,679,765)	(46,043,012)	(277,502)	(277,502)	(1,834,799)
Proceeds from sale of REO	1,810,175	1,810,175	988,675	2,031,355	2,031,355	881,693
Net cash provided (used) by investing activities	(31,199,393)	(28,511,693)	(30,696,440)	39,461,725	39,575,125	36,868,166

FINANCING ACTIVITIES:
Net cash provided (used) by financing activities	15,806,314	15,806,314	15,806,314	(34,363,946)	(34,363,946)	(34,363,946)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(11,807,040)	(11,807,040)	(11,807,040)	13,198,002	13,198,002	13,198,002

CASH AND DUE FROM BANKS, AT BEGINNING OF PERIOD	35,218,491	35,218,491	35,218,491	22,020,489	22,020,489	22,020,489

CASH AND DUE FROM BANKS, AT END OF PERIOD	$23,411,451	$23,411,451	$23,411,451	$35,218,491	$35,218,491	$35,218,491

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchase of securities not yet settled	$—	$2,430,000	$2,430,000	$—	$—	$—

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference certain information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Forms on Form 10-Q for the fiscal quarter ended March 31, 2006, for the fiscal quarter ended June 30, 2006 and for the fiscal quarter ended September 30, 2006;

•	Our Proxy Statement on Schedule 14A for our 2006 annual meeting of stockholders, filed on April 4, 2006;

•	Our Current Reports on Form 8-K dated May 17, 2006, July 26, 2006 (as amended), August 9, 2006, October 31, 2006, November 10, 2006, and November 16, 2006;

•	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A, filed on March 28, 1995 with the SEC under Section 12(g) of the Exchange Act.

We also incorporate by reference into this prospectus all documents that we may subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering, including all documents that we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of first filing this registration statement and prior to the effectiveness of this registration statement; provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless, and to the extent, specified in any such Current Report on Form 8-K. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: George J. Becker III, Secretary

Telephone: (337) 521-4003

LEGAL MATTERS

The validity of common stock offered hereby will be passed upon for the selling stockholders by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP, Washington, DC.

EXPERTS

The consolidated financial statements of IBERIABANK Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and IBERIABANK Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31,

2005, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 have been incorporated herein in reliance upon the report of Castaing, Hussey & Lolan, LLC, independent registered public accountants, which is incorporated herein and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pulaski Investment Corporation as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included in this prospectus, have been included herein in reliance upon the report of Kemp & Company, independent accountants, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2006 and for the year ended September 30, 2006, included in this prospectus, have been audited by KraftCPAs, an independent registered public accounting firm, as stated in their report included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2005 and for each of the two years in the period ended September 30, 2005, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatements of the financial statements for the years ended September 30, 2005 and 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us may be inspected without charge at the public reference room of the SEC, which is located at 100 F Street, N.E., Washington, DC 20549. You may obtain copies of all or any part of the reports, proxy statements and other information from the public reference room, upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. You can inspect the reports, proxy statements and other information on this website.

This prospectus, which constitutes part of a registration statement on Form S-3 filed with the SEC, does not include all of the information, undertakings and exhibits included in such registration statement. Copies of the full registration statement can be obtained from the SEC as indicated above, or from us.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$3,483
Printing costs	5,000
Legal fees and expenses	10,000
Accounting fees and expenses	5,000
Miscellaneous	5,000

Total	$28,483

Item 15.	Indemnification of Directors and Officers.

Section 83 of the Louisiana Business Corporation Law (the “LBCL”) gives Louisiana corporations broad powers to indemnify their present and former directors, officers, agents and employees and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are, or might be, made parties by reason of being, or having been, such directors, officers, agents or employees; subject to specific conditions and exclusions, gives a director, officer, agent or employee who successfully defends an action the right to be so indemnified, and in some cases permits even those who unsuccessfully defend actions to be so indemnified; and authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, authorization of shareholders or otherwise.

In accordance with LBCL, Article 8 of our Articles of Incorporation provides as follows:

Article 8. Personal Liability, Indemnification, Advancement of Expenses and Other Rights of Officers, Directors, Employees and Agents.

A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited.

B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.

C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

F. Security Fund. Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 8.

G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.

The foregoing discussion of our Articles of Incorporation and the LBCL is not intended to be exhaustive and is qualified in its entirety by our Articles of Incorporation and the LBCL, respectively.

We have entered into indemnification agreements with three of our executive officers, Daryl G. Byrd, Michael J. Brown and Michael A. Naquin, providing for indemnification and advancement of expenses to the fullest extent permitted by law with respect to pending or threatened claims against them in their capacities as officers. Following a change in control, as defined, all determinations regarding a right to indemnity and advancement of expenses are to be made by an independent legal counsel. In the event of a potential change in control, we must create a trust for the benefit of the indemnitees, which upon a change in control may not be revoked or the principal thereof invaded without the indemnitees’ written consent. While not requiring the maintenance of directors’ and officers’ liability insurance, the indemnification agreements require that the indemnitees be provided with maximum coverage if there is such insurance.

Item 16.	Exhibits.

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings.

The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefits plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

* * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, IBERIABANK Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on January 12, 2007.

IBERIABANK CORPORATION

By:	/S/ DARYL G. BYRD
Daryl G. Byrd
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Daryl G. Byrd his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

/S/ DARYL G. BYRD Daryl G. Byrd	President, Chief Executive Officer and Director	January 12, 2007

/S/ ANTHONY J. RESTEL Anthony J. Restel	Executive Vice President and Chief Financial Officer	January 12, 2007

/S/ JOSEPH B. ZANCO Joseph B. Zanco	Controller and Principal Accounting Officer	January 12, 2007

/S/ ELAINE D. ABELL Elaine D. Abell	Director	January 12, 2007

/S/ HARRY V. BARTON, JR. Harry V. Barton, Jr.	Director	January 12, 2007

/S/ ERNEST P. BREAUX, JR. Ernest P. Breaux, Jr.	Director	January 12, 2007

/S/ JOHN N. CASBON John N. Casbon	Director	January 12, 2007

Signatures	Title	Date

/S/ WILLIAM H. FENSTERMAKER William H. Fenstermaker	Chairman of the Board	January 12, 2007

/S/ LARREY G. MOUTON Larrey G. Mouton	Director	January 12, 2007

/S/ JEFFERSON G. PARKER Jefferson G. Parker	Director	January 12, 2007

/S/ O. MILES POLLARD, JR. O. Miles Pollard, Jr.	Director	January 12, 2007

/S/ E. STEWART SHEA III E. Stewart Shea III	Director	January 12, 2007

/S/ DAVID H. WELCH David H. Welch	Director	January 12, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of August 9, 2006, between the Registrant and Pulaski Investment Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated August 9, 2006)

2.2	Agreement and Plan of Merger dated as of July 26, 2006, between the Registrant and Pocahontas Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated July 26, 2006)

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to The Registrant’s Current Report on Form 8-K dated December 19, 2005)

5	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

10.1	Stock Purchase Agreement by and among the Registrant and the purchasers thereto, dated November 10, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated November 10, 2006)

23.1	Consent of Castaining, Hussey & Lolan, LLC

23.2	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (included in Exhibit 5)

23.3	Consent of Kemp & Company

23.4	Consent of Deloitte & Touche LLP

23.5	Consent of KraftCPAs PLLC

24.1	Power of Attorney with respect to directors of registrant (included on the signature page of this registration statement).